Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three Months Ended September 30, 2013
2.	Earnings release 3Q13
3.	Board of Directors Minutes

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.
and Subsidiaries

Individual and Consolidated
Interim Financial Information
for the Three-Month Period
Ended September 30, 2013 and
Report on Review of Interim
Financial Information

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2013

Table of contents

Report on Review of Interim Financial Information	3 – 4

Balance sheets	5 – 6

Income statements	7 – 8

Statements of comprehensive income	9 – 10

Statements of changes in equity	11 – 12

Statements of cash flows - Indirect method	13 – 14

Statements of value added	15

Notes to the interim financial information	16 – 95

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2013, which comprises the balance sheet as of September 30, 2013 and the related statements of income and comprehensive income for the three and nine-month periods then ended and of changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Emphasis of matter

Restatement of corresponding amounts

We draw attention to note 2.w) to the interim financial information, which states that, due to the changes in the accounting policy for joint ventures and for employee benefits, the individual and consolidated corresponding figures relating to the balance sheet as of December 31, 2012, and the individual and consolidated corresponding interim financial information relating to the statements of income and comprehensive income for the three and nine-month periods ended September 30, 2012 and of changes in equity, cash flows and value added (supplemental information) for the nine-month period ended September 30, 2012, presented as comparative information, have been adjusted and are restated as required by CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, and CPC 26 (R1) and IAS 1 (Revised 2007) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the nine-month period ended September 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 6, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2013 and December 31, 2012

(In thousands of Brazilian Reais)
		Parent		Consolidated
Assets	Note	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Current assets
Cash and cash equivalents	4	453,210	76,981	2,180,831	2,021,114
Financial investments	4	853	216	979,124	961,184
Trade receivables	5	-	-	2,270,309	2,306,521
Inventories	6	-	-	1,541,956	1,290,694
Recoverable taxes	7	46,568	63,266	438,322	477,959
Dividends receivable		-	57,014	-	1,292
Other receivables		699	314	20,372	20,463
Prepaid expenses	10	-	-	79,914	53,811
Total current assets		501,330	197,791	7,510,828	7,133,038
Non-current assets
Financial investments	4	-	-	104,409	149,530
Trade receivables	5	-	-	123,365	137,359
Related parties	8.a	750,000	781,312	10,858	10,858
Deferred income and social contribution taxes	9.a	9	43	420,339	469,331
Recoverable taxes	7	-	25,999	35,847	49,070
Escrow deposits		148	232	583,912	533,729
Other receivables		-	-	10,269	10,978
Prepaid expenses	10	-	-	86,272	79,652
		750,157	807,586	1,375,271	1,440,507

Investments
In subsidiaries	11.a	5,656,118	5,773,288	-	-
In joint-ventures	11.a;11.b	20,429	19,759	39,778	28,209
In associates	11.c	-	-	11,432	12,670
Other		-	-	2,814	2,814
Property, plant and equipment	12;14.i	-	-	4,727,470	4,667,020
Intangible assets	13	246,163	246,163	2,053,454	1,965,296
		5,922,710	6,039,210	6,834,948	6,676,009

Total non-current assets		6,672,867	6,846,796	8,210,219	8,116,516

Total assets		7,174,197	7,044,587	15,721,047	15,249,554

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2013 and December 31, 2012

(In thousands of Brazilian Reais)
		Parent		Consolidated
Liabilities	Note	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Current liabilities
Loans	14	-	-	1,743,478	1,573,031
Debentures	14.g	32,482	50,412	51,904	52,950
Finance leases	14.i	-	-	1,791	1,974
Trade payables	15	18	177	882,141	1,297,735
Salaries and related charges	16	141	138	267,898	252,526
Taxes payable	17	16	3,059	130,499	107,673
Dividends payable	20.g	10,069	213,992	16,782	222,351
Income and social contribution taxes payable		-	-	115,263	75,235
Post-employment benefits	24.b	-	-	10,035	10,035
Provision for assets retirement obligation	18	-	-	3,474	3,719
Provision for tax, civil and labor risks	23.a	-	-	64,084	49,514
Other payables		214	214	21,497	56,453
Deferred revenue	19	-	-	16,233	18,054
Total current liabilities		42,940	267,992	3,325,079	3,721,250
Non-current liabilities
Loans	14	-	-	3,642,915	3,151,689
Debentures	14.g	798,200	795,479	1,398,026	1,395,269
Finance leases	14.i	-	-	43,005	40,939
Related parties	8.a	-	-	3,871	3,872
Deferred income and social contribution taxes	9.a	-	-	86,911	84,924
Provision for tax, civil and labor risks	23.a	527	519	586,568	550,963
Post-employment benefits	24.b	-	-	129,037	118,460
Provision for assets retirement obligation	18	-	-	67,633	66,692
Other payables		-	-	69,875	99,565
Deferred revenue	19	-	-	8,880	9,853
Total non-current liabilities		798,727	795,998	6,036,721	5,522,226
Shareholders’ equity
Share capital	20.a	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	20,246	20,246	20,246	20,246
Revaluation reserve	20.d	6,172	6,713	6,172	6,713
Profit reserves	20.e	2,221,555	2,221,555	2,221,555	2,221,555
Treasury shares	20.b	(114,885)	(114,885)	(114,885)	(114,885)
Additional dividends to the minimum mandatory dividends	20.g	-	147,195	-	147,195
Retained earnings		501,684	2,994	501,684	2,994
Valuation adjustments	2.c;20.f	(12,628)	(12,615)	(12,628)	(12,615)
Cumulative translation adjustments	2.r;20.f	13,613	12,621	13,613	12,621
Shareholders’ equity attributable to:
Shareholders of the Company		6,332,530	5,980,597	6,332,530	5,980,597
Non-controlling interests in subsidiaries		-	-	26,717	25,481
Total shareholders’ equity		6,332,530	5,980,597	6,359,247	6,006,078
Total liabilities and shareholders’ equity		7,174,197	7,044,587	15.721,047	15,249,554

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the period ended September 30, 2013 and 2012

(In thousands of Brazilian Reais, except earnings per share)

		Parent
	Note	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
Net revenue from sales and services	25	-	-	-	-
Cost of products and services sold	26	-	-	-	-

Gross profit		-	-	-	-

Operating income (expenses)
Selling and marketing	26	-	-	-	-
General and administrative	26	(2,743)	(7,939)	(2,563)	(7,530)
Income from disposal of assets	27	5	5	-	-
Other operating income, net		2,742	7,988	2,563	7,530

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		4	54	-	-
Financial income	28	35,201	83,803	25,494	88,511
Financial expenses	28	(19,225)	(64,985)	(24,318)	(73,502)
Share of profit of subsidiaries and joint ventures	11	314,762	899,718	298,932	712,984

Income before income and social contribution taxes		330,742	918,590	300,108	727,993

Income and social contribution taxes
Current	9.b	(5,318)	(66,226)	(11,311)	(15,380)
Deferred	9.b	2	(34)	3	(619)
Tax incentives	9.b;9.c	-	-	-	-
		(5,316)	(66,260)	(11,308)	(15,999)

Net income for the period		325,426	852,330	288,800	711,994

Net income for the period attributable to:
Shareholders of the Company		325,426	852,330	288,800	711,994
Non-controlling interests in subsidiaries		-	-	-	-

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	29	0.6094	1.5960	0.5409	1.3334
Diluted	29	0.6066	1.5889	0.5387	1.3280

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the period ended September 30, 2013 and 2012

(In thousands of Brazilian Reais, except earnings per share)

		Consolidated
	Note	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
Net revenue from sales and services	25	15,909,670	44,713,742	14,110,768	39,539,733
Cost of products and services sold	26	(14,645,484)	(41,225,605)	(13,029,657)	(36,552,403)

Gross profit		1,264,186	3,488,137	1,081,111	2,987,330

Operating income (expenses)
Selling and marketing	26	(461,347)	(1,309,950)	(405,806)	(1,176,061)
General and administrative	26	(264,978)	(750,555)	(231,136)	(642,398)
Income from disposal of assets	27	3,672	18,394	4,815	548
Other operating income, net		29,007	64,252	19,085	42,155

Operating income before financial income (expenses) and share of profit of joint ventures and associates		570,540	1,510,278	468,069	1,211,574
Financial income	28	66,206	166,644	45,583	160,604
Financial expenses	28	(155,110)	(410,392)	(105,756)	(373,292)
Share of profit of joint ventures and associates	11	(1,779)	(3,821)	2,553	8,521

Income before income and social contribution taxes		479,857	1,262,709	410,449	1,007,407

Income and social contribution taxes
Current	9.b	(159,322)	(404,017)	(114,485)	(258,326)
Deferred	9.b	(11,376)	(41,427)	(17,903)	(61,735)
Tax incentives	9.b;9.c	18,638	40,738	12,828	29,604
		(152,060)	(404,706)	(119,560)	(290,457)

Net income for the period		327,797	858,003	290,889	716,950

Net income for the period attributable to:
Shareholders of the Company		325,426	852,330	288,800	711,994
Non-controlling interests in subsidiaries		2,371	5,673	2,089	4,956

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	29	0.6094	1.5960	0.5409	1.3334
Diluted	29	0.6066	1.5889	0.5387	1.3280

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

For the period ended September 30, 2013 and 2012

(In thousands of Brazilian Reais)

		Parent
	Note	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012

Net income for the period attributable to shareholders of the Company		325,426	852,330	288,800	711,994
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	-	-

Net income for the period		325,426	852,330	288,800	711,994

Valuation adjustments	2.c;20.f	(26)	(13)	(27)	(189)
Cumulative translation adjustments	2.r;20.f	4,899	992	1,792	11,315

Total comprehensive income for the period		330,299	853,309	290,565	723,120
Total comprehensive income for the period attributable to shareholders of the Company		330,299	853,309	290,565	723,120
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	-	-

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

For the period ended September 30, 2013 and 2012

(In thousands of Brazilian Reais)

		Consolidated
	Note	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012

Net income for the period attributable to shareholders of the Company		325,426	852,330	288,800	711,994

Net income for the period attributable to non-controlling interests in subsidiaries		2,371	5,673	2,089	4,956

Net income for the period		327,797	858,003	290,889	716,950

Valuation adjustments	2.c;20.f	(26)	(13)	(27)	(189)
Cumulative translation adjustments	2.r;20.f	4,899	992	1,792	11,315

Total comprehensive income for the period		332,670	858,982	292,654	728,076
Total comprehensive income for the period attributable to shareholders of the Company		330,299	853,309	290,565	723,120
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		2,371	5,673	2,089	4,956

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the period ended September 30, 2013 and 2012
(In thousands of Brazilian Reais)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Invest- ments reserve	Retention of profits	Valuation adjust- ments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Share- holders of the Company	Non-controlling interests in subsidiaries	Consolidated share- holders’ equity

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	614,647	1,333,066	23	12,621	-	(114,885)	147,195	5,990,241	25,495	6,015,736
Adoption of IAS 19 (CPC 33(R2)) - Employee benefits	2.w	-	-	-	-	-	-	(12,638)	-	2,994	-	-	(9,644)	(14)	(9,658)
Balance as of December 31, 2012 - restated		3,696,773	20,246	6,713	273,842	614,647	1,333,066	(12,615)	12,621	2,994	(114,885)	147,195	5,980,597	25,481	6,006,078
Net income for the period		-	-	-	-	-	-	-	-	852,330	-	-	852,330	5,673	858,003
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	(13)	-	-	-	-	(13)	-	(13)
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	992	-	-	-	992	-	992
Total comprehensive income for the period		-	-	-	-	-	-	(13)	992	852,330	-	-	853,309	5,673	858,982

Realization of revaluation reserve	20.d	-	-	(541)	-	-	-	-	-	541	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(149)	-	-	(149)	(26)	(175)
Interim dividends		-	-	-	-	-	-	-	-	(354,032)	-	-	(354,032)	(116)	(354,148)
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(147,195)	(147,195)	-	(147,195)
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(4,295)	(4,295)

Balance as of September 30, 2013		3,696,773	20,246	6,172	273,842	614,647	1,333,066	(12,628)	13,613	501,684	(114,885)	-	6,332,530	26,717	6,359,247

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the period ended September 30, 2013 and 2012
(In thousands of Brazilian Reais)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries		Consolidated shareholders’ equity

Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169		5,577,236
Adoption of IAS 19 (CPC 33(R2)) - Employee benefits	2.w	-	-	-	-	-	-	(4,629)	-	(5,910)	-	-	(10,539)	(4)		(10,543)
Balance as of December 31, 2011 - restated		3,696,773	9,780	7,075	223,292	281,309	1,333,066	(4,436)	(4,426)	(5,910)	(118,234)	122,239	5,540,528	26,165		5,566,693

Net income for the period		-	-	-	-	-	-	-	-	711,994	-	-	711,994	4,956		716,950
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	(189)	-	-	-	-	(189)	-		(189)
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	11,315	-	-	-	11,315	-		11,315
Total comprehensive income for the period		-	-	-	-	-	-	(189)	11,315	711,994	-	-	723,120	4,956		728,076

Realization of revaluation reserve	20.d	-	-	(292)	-	-	-	-	-	292	-	-	-		-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(64)	-	-	(64)	-		(64)
Deferred Stock Plan		-	495	-	-	-	-	-	-	-	(1,694)	-	(1,199)	-		(1,199)
Interim dividends		-	-	-	-	-	-	-	-	(273,392)	-	-	(273,392)	(155)		(273,547)
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(122,239)	(122,239)	-		(122,239)
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,640)		(2,640)

Balance as of September 30, 2012 - restated		3,696,773	10,275	6,783	223,292	281,309	1,333,066	(4,625)	6,889	432,920	(119,928)	-	5,866,754	28,326		5,895,080

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the period ended September 30, 2013 and 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Cash flows from operating activities
Net income for the period		852,330	711,994	858,003	716,950
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries, joint ventures and associates	11	(899,718)	(712,984)	3,821	(8,521)
Depreciation and amortization	12;13	-	-	578,012	508,304
PIS and COFINS credits on depreciation	12;13	-	-	9,277	8,566
Assets retirement expenses	18	-	-	(2,753)	(1,957)
Interest, monetary and exchange variations		51,456	11,051	390,294	411,620
Deferred income and social contribution taxes	9.b	34	619	41,427	61,735
Income from disposal of assets	27	(5)	-	(18,394)	(548)
Others		5	(1,200)	3,365	792

Dividends received from subsidiaries		374,062	342,704	3,220	10,752

(Increase) decrease in current assets
Trade receivables	5	-	-	40,094	(356,396)
Inventories	6	-	-	(249,863)	29,108
Recoverable taxes	7	16,698	6,322	39,637	73,441
Other receivables		(385)	894	91	788
Prepaid expenses	10	-	-	(26,103)	(2,827)

Increase (decrease) in current liabilities
Trade payables	15	(159)	(6)	(415,594)	(62,805)
Salaries and related charges	16	3	10	15,372	(41,106)
Taxes payable	17	(3,043)	646	22,826	1,684
Income and social contribution taxes		-	-	233,368	121,783
Provision for tax, civil and labor risks	23.a	-	-	14,570	5,752
Other payables		-	-	(35,021)	(33,137)
Deferred revenue	19	-	-	(1,821)	(68)

(Increase) decrease in non-current assets
Trade receivables	5	-	-	14,144	1,616
Recoverable taxes	7	25,999	(11,796)	13,223	(15,207)
Escrow deposits		84	-	(50,183)	(47,911)
Other receivables		-	-	709	(10,019)
Prepaid expenses	10	-	-	(6,620)	(840)

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	10,577	10,816
Provision for tax, civil and labor risks	23.a	8	27	35,605	37,606
Other payables		-	-	(29,251)	9,095
Deferred revenue	19	-	-	(973)	414

Income and social contribution taxes paid		-	-	(193,340)	(100,006)

Net cash provided by operating activities		417,369	348,281	1,297,539	1,329,474

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries Statements of cash flows - Indirect method For the period ended September 30, 2013 and 2012 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Cash flows from investing activities
Financial investments, net of redemptions		(637)	52,101	27,182	107,354
Acquisition of subsidiaries, net	3.a	-	-	(6,168)	(59,108)
Cash and cash equivalents of acquired subsidiaries		-	-	-	1,768
Financial investments of acquired subsidiaries		-	-	-	3,426
Acquisition of property, plant and equipment	12	-	-	(403,274)	(494,211)
Increase in intangible assets	13	-	-	(340,338)	(392,149)
Capital increase in joint ventures	11.b	-	-	(17,580)	-
Capital reduction in associates	11.c	-	-	1,500	-
Capital reduction to subsidiaries	11.a	700,000	-	-	-
Proceeds from disposal of assets	27	-	-	55,164	43,572

Net cash provided by (used in) investing activities		699,363	52,101	(683,514)	(789,348)
Cash flows from financing activities
Loans and debentures
Borrowings	14	-	793,485	1,302,788	1,723,792
Repayments	14	-	(800,000)	(565,332)	(1,842,899)
Interest paid	14	(66,665)	(25,108)	(478,180)	(233,677)
Payment of financial lease	14.i	-	-	(3,335)	(3,445)
Dividends paid		(705,150)	(544,536)	(711,208)	(548,543)
Payment of loan with Noble Brasil		-	-	-	(49,982)
Related parties		31,312	54,151	-	(814)

Net cash used in financing activities		(740,503)	(522,008)	(455,267)	(955,568)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	959	127

Increase (decrease) in cash and cash equivalents		376,229	(121,626)	159,717	(415,315)

Cash and cash equivalents at the beginning of the period	4	76,981	178,672	2,021,114	1,765,506

Cash and cash equivalents at the end of the period	4	453,210	57,046	2,180,831	1,350,191

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

For the period ended September 30, 2013 and 2012

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2013	%	09/30/2012	%	09/30/2013	%	09/30/2012%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		45,876,044		40,635,717
Rebates, discounts and returns	25	-		-		(192,205)		(185,558)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(6,864)		(3,378)
Income from disposal of assets	27	5		-		18,394		548
		5		-		45,695,369		40,447,329

Materials purchased from third parties
Raw materials used		-		-		(2,190,286)		(2,048,736)
Cost of goods, products and services sold		-		-		(38,886,264)		(34,360,030)
Third-party materials, energy, services and others		(4,365)		(4,016)		(1,200,171)		(1,115,218)
Reversal of impairment losses		7,989		7,552		9,999		2,258
		3,624		3,536		(42,266,722)		(37,521,726)

Gross value added		3,629		3,536		3,428,647		2,925,603

Deductions
Depreciation and amortization		-		-		(587,289)		(516,870)

Net value added by the Company		3,629		3,536		2,841,358		2,408,733

Value added received in transfer
Share of profit of subsidiaries, joint-ventures and associates	11	899,718		712,984		(3,821)		8,521
Rents and royalties	25	-		-		60,146		48,210
Financial income	28	83,803		88,511		166,644		160,604
		983,521		801,495		222,969		217,335

Total value added available for distribution		987,150		805,031		3,064,327		2,626,068

Distribution of value added
Labor and benefits		3,018	-	2,960	-	896,465	29	784,832	30
Taxes, fees and contributions		80,051	8	15,038	2	868,607	28	704,617	27
Financial expenses and rents		51,751	5	75,039	9	441,252	14	419,669	16
Dividends paid		354,032	36	273,392	34	354,148	12	273,547	10
Retained earnings		498,298	51	438,602	55	503,855	17	443,403	17
Value added distributed		987,150	100	805,031	100	3,064,327	100	2,626,068	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint-venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

On September 30, 2013, Ultrapar signed an association agreement with Imifarma Produtos Farmacêuticos e Cosméticos S.A., which operates a drugstore chain in Brazil through the brand Extrafarma, in order to operate in the retail pharmacy sector. The transaction is expected to close in the first quarter of 2014. For further details see Material Notice released on September 30, 2013.

2.	Summary of significant accounting policies

The Company’s consolidated interim financial information are presented in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and accounting practices adopted in Brazil (“BR GAAP”) in accordance with CPC 21 (R1), as issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual interim financial information are presented in accordance with CPC 21 (R1) of the BR GAAP. The investments in subsidiaries, associates and joint ventures are measured by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these individual and consolidated interim financial information.

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial instruments

In accordance with IAS 32, IAS 39 and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.
•
Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).
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e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are under shared control are also accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Leases

•   Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•   Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortised cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortised cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method (see Note 14.j).

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

l.	Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the shareholder’s equity. Past service cost is recognized through the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for translation of interim financial information of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of September 30, 2013 was a gain of R$ 13,613 (gain of R$ 12,621 as of December 31, 2012).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income as of September 30, 2013 amounted to R$ 3,574 (R$ 2,436 gain as of September 30, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments

The preparation of the interim financial information requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Note 5), the determination of provisions for income taxes (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets

The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented.

u.	Adjustment to present value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered.

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

v.	Statements of value added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of DVA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Adoption of the pronouncements issued by CPC and IFRS

The following standards are effective on January 1st, 2013 and have impacted the Company’s financial statements and interim financial information previously disclosed in 2012.

(1) adoption of IFRS 11 (CPC 19 (R2)) - Joint arrangements: the investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), Uniăo Vopak Armazéns Gerais Ltda. (“Uniăo Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“Conectcar”) were no more proportionally consolidated and were accounted for using the equity method.

(2) amendments to IAS 19 Revised (CPC 33 (R2))- Employee benefits: actuarial gains and losses are no longer recognized in the income statement and have been recognized in shareholders’ equity as other comprehensive income. Past service costs were recognized in shareholders’ equity in the date of transition.  From the date of transition, past service costs will be recognized in income statements.

The table below summarizes the effects of adopting these standards on the consolidated balance sheet as of December 31, 2012 and on the consolidated income statements and consolidated statement of cash flow as of September 30, 2012:

Balance sheet
	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current assets
Cash and cash equivalents	2,050,051	(28,937)	-	2,021,114
Financial investments	962,136	(952)	-	961,184
Trade receivables	2,306,798	(277)	-	2,306,521
Inventories	1,299,807	(9,113)	-	1,290,694
Recoverable taxes	483,201	(5,242)	-	477,959
Dividends receivable	-	1,292	-	1,292
Other receivables	20,541	(78)	-	20,463
Prepaid expenses	54,036	(225)	-	53,811
Total current assets	7,176,570	(43,532)	-	7,133,038

Non-current assets
Deferred income and social contribution taxes	465,190	(834)	4,975	469,331
Escrow deposits	534,009	(280)	-	533,729
Prepaid expenses	80,856	(1,204)	-	79,652
Investments in joint-ventures	-	28,209	-	28,209
Property, plant and equipment	4,701,406	(34,386)	-	4,667,020
Intangible assets	1,968,615	(3,319)	-	1,965,296
Other non-current assets	373,279	-	-	373,279
Total non-current assets	8,123,355	(11,814)	4,975	8,116,516

Total assets	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current liabilities
Loans	1,573,463	(432)	-	1,573,031
Debentures	65,663	(12,713)	-	52,950
Trade payables	1,312,268	(14,533)	-	1,297,735
Salaries and related charges	254,566	(2,040)	-	252,526
Taxes payable	107,822	(149)	-	107,673
Dividends payable	222,370	(19)	-	222,351
Income and social contribution taxes payable	75,363	(128)	-	75,235
Post-employment benefits	11,624	(1,589)	-	10,035
Provision for tax, civil and labor risks	50,052	(538)	-	49,514
Other payables	52,514	3,939	-	56,453
Other current liabilities	23,747	-	-	23,747
Total current liabilities	3,749,452	(28,202)	-	3,721,250

Non-current liabilities
Loans	3,153,096	(1,407)	-	3,151,689
Debentures	1,403,571	(8,302)	-	1,395,269
Provision for tax, civil and labor risks	551,606	(643)	-	550,963
Post-employment benefits	120,619	(16,792)	14,633	118,460
Other non-current liabilities	305,845	-	-	305,845
Total non-current liabilities	5,534,737	(27,144)	14,633	5,522,226

Total shareholders’ equity	6,015,736	-	(9,658)	6,006,078

Total liabilities and shareholders’ equity	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Income statement

	09/30/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	09/30/2012 restated

Net revenue from sales and services	39,572,543	(32,810)	-	39,539,733
Cost of products and services sold	(36,571,909)	19,506	-	(36,552,403)
Selling and marketing, general and administrative and other operating income, net	(1,783,685)	6,235	1,146	(1,776,304)
Income from disposal of assets	566	(18)	-	548
Financial income, net	(206,131)	(6,557)	-	(212,688)
Income and social contribution taxes	(295,390)	5,323	(390)	(290,457)
Share of profit of joint ventures and associates	200	8,321	-	8,521
Net income for the period	716,194	-	756	716,950

Statement of cash flow

	09/30/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	09/30/2012 restated

Net cash provided by operating activities	1,335,128	(5,654)	-	1,329,474
Net cash used by investing activities	(791,423)	2,075	-	(789,348)
Net cash used in financing activities	(954,188)	(1,380)	-	(955,568)

Increase (decrease) in cash and cash equivalents	(410,356)	(4,959)	-	(415,315)
Cash and cash equivalents at the beginning of the period	1,790,954	(25,448)	-	1,765,506
Cash and cash equivalents at the end of the period	1,380,598	(30,407)	-	1,350,191

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards were effective on January 1st, 2013 and have no impact on the financial statements and the interim financial information of the Company in 2012:

• Consolidated financial statements – IFRS 10 and transition guidance
• Disclosure of interests in other entities– IFRS 12 and transition guidance
• Amendments to IAS 27 – Separate financial statements
• Amendments to IAS 28 – Investments in associates and joint ventures
• Fair value measurement – IFRS 13

The following standards issued by IASB were effective on January 1st, 2013, but CPC has not yet issued pronouncements equivalent to these IAS/IFRS. The adoption of these pronouncements is subject to approval by the CVM and we expect no significant impacts on the financial statements of the Company and its subsidiaries:

• Amendments to IAS 1 – Presentation of financial statements: other comprehensive income
• Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied as of September 30, 2013, as follows:

Effective date
• Amendments to IAS 32 – Financial instruments: presentation	2014
• IFRS 9 – Financial instruments’ classification and measurement	2015

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM.

x.	Authorization for issuance of the interim financial information

These interim financial information were authorized for issue by the Board of Directors on November 6, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

The consolidated interim financial information include the following direct and indirect subsidiaries:
		% interest in the share
		09/30/2013		12/31/2012
		Control		Control

	Location	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
Temmar - Terminal Marítimo do Maranhăo S.A.	Brazil	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	-	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Isa-Sul Administraçăo e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

In June 2013, in order to simplify the corporate structure, the subsidiary Melamina Ultra S.A. Indústria Química was merged into subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”).

The Company and its subsidiaries maintain a shared equity interest in the following companies, whose bylaws establish joint control. These joint ventures are accounted for under the equity method of accounting by the Company and its subsidiaries, as required by IFRS 11 (CPC 19 (R2)) – see Note 11.b).

		% interest in the share
		09/30/2013		12/31/2012
		Control		Control

	Location	Direct control	Indirect control	Direct control	Indirect control
Uniăo Vopak Armazéns Gerais Ltda.	Brazil	-	50	-	50
ConectCar Soluções de Mobilidade Eletrônica S.A.	Brazil	-	50	-	50
Refinaria de Petróleo Riograndense S.A.	Brazil	33	-	33	-

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business combination – acquisition of American Chemical I.C.S.A. (current Oxiteno Uruguay)

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”), purchased 100% of the shares of American Chemical, a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The total amount paid was R$ 113,603, including the adjustments of working capital in the amount of R$ 6,168, paid in the first quarter of 2013.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The recognition of fair values of inventories, property, plant and equipment and intangible assets was concluded in the first semester of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 44,856.

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	33,459	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869
Other	1,906		70,224
	76,844

Non-current assets		Non-current liabilities
Property, plant and equipment	68,420	Loans	7,362
Intangible assets	1,969	Deferred income and social contribution taxes	8,365
Deferred income and social contribution taxes	7,465		15,727
Goodwill	44,856
	122,710	Total liabilities assumed	85,951

Total assets acquired and goodwill	199,554	Consideration transferred	113,603

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreeement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (Consolidated) amounted to R$ 3,264,364 at September 30, 2013 (R$ 3,131,828 at December 31, 2012) and are distributed as follows:

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Cash and bank deposits
In local currency	65	173	150,346	35,786
In foreign currency	-	-	70,325	43,866

Financial investments considered cash equivalents
In local currency
Fixed-income securities and funds	453,145	76,808	1,950,128	1,912,217
In foreign currency
Fixed-income securities and funds	-	-	10,032	29,245

Total cash and cash equivalents	453,210	76,981	2,180,831	2,021,114

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Financial investments
In local currency
Fixed-income securities and funds	853	216	603,462	641,022

In foreign currency
Fixed-income securities and funds	-	-	353,555	290,636

Currency and interest rate hedging instruments (a)	-	-	126,516	179,056

Total financial investments	853	216	1,083,533	1,110,714

Current	853	216	979,124	961,184

Non-current	-	-	104,409	149,530

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

	09/30/2013	12/31/2012

Domestic customers	2,118,112	2,130,816
Reseller financing - Ipiranga	256,123	276,937
Foreign customers	163,563	164,943
(-) Allowance for doubtful accounts	(144,124)	(128,816)

Total	2,393,674	2,443,880

Current	2,270,309	2,306,521

Non-current	123,365	137,359

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

09/30/2013	2,537,798	2,286,791	47,340	6,123	5,772	11,786	179,986

12/31/2012	2,572,696	2,270,632	81,666	18,463	8,932	25,885	167,118

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2012	128,816
Additions	21,286
Write-offs	(5,978)
Balance at September 30, 2013	144,124

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	09/30/2013			12/31/2012
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	286,456	(5,087)	281,369	262,667	(6,314)	256,353
Work in process	1,757	-	1,757	1,914	-	1,914
Raw materials	213,471	(148)	213,323	205,252	(297)	204,955
Liquefied petroleum gas (LPG)	29,065	-	29,065	36,820	-	36,820
Fuels, lubricants and greases	812,703	(693)	812,010	629,527	(635)	628,892
Consumable materials and bottles for resale	61,873	(1,165)	60,708	63,226	(1,197)	62,029
Advances to suppliers	118,142	-	118,142	72,899	-	72,899
Properties for resale	25,582	-	25,582	26,832	-	26,832

	1,549,049	(7,093)	1,541,956	1,299,137	(8,443)	1,290,694

Movements in the provision for losses are as follows:

Balance at December 31, 2012	8,443
Recoveries of realizable value adjustment	(3,743)
Additions of obsolescence and other losses	2,393
Balance at September 30, 2013	7,093

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2013	12/31/2012
Realizable value adjustment	1,667	5,410
Obsolescence and other losses	5,426	3,033
Total	7,093	8,443

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

IRPJ and CSLL (1)	46,568	89,265	145,806	190,499
ICMS	-	-	198,780	198,041
Provision for ICMS losses (2)	-	-	(61,174)	(61,717)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.u)	-	-	(413)	(747)
PIS and COFINS	-	-	140,824	156,491
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	-	37,988	32,626
Excise tax - IPI	-	-	3,440	4,117
Other	-	-	8,918	7,719

Total	46,568	89,265	474,169	527,029

Current	46,568	63,266	438,322	477,959

Non-current	-	25,999	35,847	49,070

(1) The decrease in the balance of recoverable IRPJ and CSLL is due to their offset with IRPJ and CSLL payable levied on interest on equity received by the Parent Company in the second quarter of 2013.

(2) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at December 31, 2012	61,717
Additions	4,722
Write-offs	(5,265)
Balance at September 30, 2013	61,174

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

•	Parent company

	Assets Debentures	Financial income

Ipiranga Produtos de Petróleo S.A.	750,000	63,430
Total as of September 30, 2013	750,000	63,430

	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	7,293	-	7,293	-
Terminal Químico de Aratu S.A. - Tequimar	3,003	-	3,003	-
Oxiteno S.A. Indústria e Comércio	858	-	858	-
Ipiranga Produtos de Petróleo S.A.	3,861	766,297	770,158	74,918
Total as of December 31, 2012	15,015	766,297	781,312
Total as of September 30, 2012				74,918

In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at each face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	2,126
Química da Bahia Indústria e Comércio S.A.	-	3,045	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	954
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	517	-
Others	490	826	-	-
Total as of September 30, 2013	10,858	3,871	517	3,080

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	926
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	275
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	9,871	-
Others	490	826	-	-
Total as of December 31, 2012	10,858	3,872	9,871	1,201

1 Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases

Oxicap Indústria de Gases Ltda.	5	9,190
Refinaria de Petróleo Riograndense S.A.	-	23,091
ConectCar Soluções de Mobilidade Eletrônica S.A.	6,750	-
Total as of September 30, 2013	6,755	32,281

	Commercial transactions
	Sales	Purchases

Oxicap Indústria de Gases Ltda.	5	9,581
Refinaria de Petróleo Riograndense S.A.	-	19,750
Total as of September 30, 2012	5	29,331

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA ®  and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

As of September 30, 2013, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 23,529 (R$ 21,823 as of September 30, 2012). Out of this total, R$ 19,567 relates to short-term compensation (R$ 18,494 as of September 30, 2012), R$ 2,840 to stock compensation (R$ 2,424 as of September 30, 2012) and R$ 1,122 to post-employment benefits (R$ 905 as of September 30, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At September 30, 2013, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643 (R$ 63,643 until December 31, 2012). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization as of September 30, 2013 in the amount of R$ 7,423 (R$ 4,204 as of September 30, 2012) was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

November 7, 2012	350,000	5 to 7 years	42.90	20,710	(3,224)	17,486
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(1,641)	3,631
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(4,757)	4,845
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(4,658)	2,497
October 8, 2008	576,000	5 to 7 years	9.99	8,090	(6,893)	1,197
December 12, 2007	106,640	5 to 7 years	16.17	3,570	(3,338)	232
November 9, 2006	207,200	10 years	11.62	3,322	(2,298)	1,024
December 14, 2005	93,600	10 years	8.21	1,060	(830)	230
October 4, 2004	167,900	10 years	10.20	2,361	(2,125)	236
December 18, 2003	239,200	10 years	7.58	2,501	(2,460)	41
	2,370,540			63,643	(32,224)	31,419

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	27,863	27,503
Provisions for tax, civil and labor risks	9	6	117,057	110,563
Provision for post-employment benefit (see Note 24.b)	-	-	47,284	43,450
Provision for differences between cash and accrual basis	-	-	-	21,710
Goodwill (see Note 13)	-	-	74,774	134,598
Provision for assets retirement obligation	-	-	14,210	13,855
Other provisions	-	37	90,590	60,768
Tax losses and negative basis for social contribution carryforwards (d)	-	-	48,561	56,884

Total	9	43	420,339	469,331

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	3,161	3,259
Lease	-	-	5,800	6,255
Provision for differences between cash and accrual basis	-	-	52,287	65,299
Provision for goodwill/negative goodwill	-	-	6,067	950
Temporary differences of foreign subsidiaries	-	-	4,422	3,489
Other provisions	-	-	15,174	5,672

Total	-	-	86,911	84,924

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	-	156,360
From 1 to 2 years	-	84,350
From 2 to 3 years	-	43,632
From 3 to 5 years	9	30,387
From 5 to 7 years	-	68,559
From 7 to 10 years	-	37,051

	9	420,339

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Income before taxes and share of profit of Subsidiaries, joint ventures and associates	18,872	15,009	1,266,530	998,886
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(6,416)	(5,103)	(430,620)	(339,621)
Adjustments to the statutory income and social contribution taxes:
Operating provisions and nondeductible expenses/nontaxable revenues	(245)	-	(19,382)	184
Adjustment to estimated income	-	-	4,573	21,797
Interest on equity	(59,617)	(10,914)	(218)	-
Other adjustments	18	18	203	(2,421)
Income and social contribution taxes before tax incentives	(66,260)	(15,999)	(445,444)	(320,061)

Tax incentives - SUDENE	-	-	40,738	29,604
Income and social contribution taxes in the income statement	(66,260)	(15,999)	(404,706)	(290,457)

Current	(66,226)	(15,380)	(404,017)	(258,326)
Deferred	(34)	(619)	(41,427)	(61,735)
Tax incentives - SUDENE	-	-	40,738	29,604

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (2)	75	2012
	Suape terminal	75	2020

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1) In the fourth quarter of 2013 the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due the production increase verified in the Caucaia base.

(2) In April 2013 the subsidiary requested the extension of the recognition of tax incentive for another 10 years, due the modernization verified in the Aratu terminal.

d.	Income and social contribution taxes carryforwards

As of September 30, 2013, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 146,220 (R$ 171,409 as of December 31, 2012) and negative basis of CSLL of R$ 133,395 (R$ 155,911 as of December 31, 2012), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 48.561 as of September 30, 2013 (R$ 56,884 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	09/30/2013	12/31/2012

Rents	82,611	60,931
Deferred Stock Plan, net (see Note 8.c)	25,295	31,438
Software maintenance	6,000	11,168
Insurance premiums	6,079	15,612
Advertising and publicity (1)	37,411	6,218
Purchases of meal and transportation tickets	1,973	4,545
Taxes and other prepaid expenses	6,817	3,551

	166,186	133,463

Current	79,914	53,811

Non-current	86,272	79,652

(1) On September 30, 2013, R$ 20,980 refer to marketing campaigns that will happen due to the Soccer World Cup 2014 in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and joint-ventures (Parent company)

In the table below are shown the full positions of balance sheet and income of subsidiaries and joint venture:

	09/30/2013
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,050,265	3,113,297	8,853,926	200,232
Liabilities	3,858	602,649	6,754,922	138,705
Shareholders’ equity adjusted for intercompany unrealized profits	1,046,407	2,510,707	2,099,004	61,526
Net revenue from sales and services	-	700,513	39,031,537	146,998
Net income for the period after adjustment for intercompany unrealized profits	57,896	160,450	679,090	9,766
% of capital held	100	100	100	33

The percentages in the table above are rounded.

	12/31/2012

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	1,008,432	3,143,641	8,933,480	229,328
Liabilities	19,921	794,425	6,497,978	169,820
Shareholders’ equity adjusted for intercompany unrealized profits	988,511	2,349,275	2,435,502	59,508
% of capital held	100	100	100	33

The percentages in the table above are rounded.

	09/30/2012

Net revenue from sales and services	-	687,671	34,219,887	100,274
Net income for the period after adjustment for intercompany unrealized profits	59,205	141,149	508,904	11,556
Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2012	988,844	2,352,973	2,441,115	5,782,932	19,759	5,802,691
Effect of adoption of IAS 19 (CPC 33 (R2)) - Employee benefits	(333)	(3,698)	(5,613)	(9,644)	-	(9,644)
Balance as of December 31, 2012 - restated	988,511	2,349,275	2,435,502	5,773,288	19,759	5,793,047
Share of profit of subsidiaries and joint ventures	57,896	160,450	679,090	897,436	2,282	899,718
Dividends and interest on equity (gross)	-	-	(315,436)	(315,436)	(1,612)	(317,048)
Capital decrease	-	-	(700,000)	(700,000)	-	(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(149)	(149)	-	(149)
Valuation adjustment of subsidiaries	-	(10)	(3)	(13)	-	(13)
Translation adjustments of foreign-based subsidiaries	-	992	-	992	-	992

Balance as of September 30, 2013	1,046,407	2,510,707	2,099,004	5,656,118	20,429	5,676,547

	Investments in subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2011	780,883	2,206,872	2,284,440	5,272,195	18,904	5,291,099
Effect of adoption of IAS 19 (CPC 33 (R2)) - Employee benefits	(361)	(4,140)	(6,038)	(10,539)	-	(10,539)
Balance as of December 31, 2011 - restated	780,522	2,202,732	2,278,402	5,261,656	18,904	5,280,560
Share of profit of subsidiaries and joint ventures	59,205	141,149	508,904	709,258	3,726	712,984
Dividends and interest on equity (gross)	-	-	(294,223)	(294,223)	(2,320)	(296,543)
Tax liabilities on equity- method revaluation reserve	-		(64)	(64)	-	(64)
Valuation adjustment of subsidiaries	-	(116)	(73)	(189)	-	(189)
Translation adjustments of foreign-based subsidiaries	-	11,315	-	11,315	-	11,315

Balance as of September 30, 2012	839,727	2,355,080	2,492,946	5,687,753	20,310	5,708,063

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint ventures (Consolidated)

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR		ConectCar	Total

Balance as of December 31, 2012	5,714	19,759		2,736	28,209
Capital increase	-	-		17,580	17,580
Received dividends	-	(1,612)		-	(1,612)
Share of profit (loss) of joint ventures	969	2,282	*	(7,650)	(4,399)

Balance as of September 30, 2013	6,683	20,429		12,666	39,778

*Includes adjustments related to the conclusion of the audit of 2012.

	Movements in investments
	Uniăo Vopak	RPR	Maxfácil	Total

Balance as of December 31, 2011	6,331	18,904	95,568	120,803
Received dividends	(649)	(2,320)	(7,672)	(10,641)
Share of profit (loss) of joint ventures	897	3,726	3,698	8,321

Balance as of September 30, 2012	6,579	20,310	91,594	118,483

In the table below are shown the full positiions of balance sheet and income of joint ventures:

	09/30/2013
	Uniăo Vopak	RPR	ConectCar

Current assets	5,186	103,579	16,773
Non-current assets	9,498	96,652	18,482
Current liabilities	1,318	28,144	9,925
Non-current liabilities	-	110,561	-
Shareholders’ equity	13,366	61,526	25,331
Net revenue from sales and services	9,321	146,998	2,762
Costs and operating expenses	(6,556)	(131,455)	(25,906)
Net financial income and income and social contribution taxes	(826)	(5,777)	7,844
Net income (loss) for the period	1,939	9,766	(15,300)

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
	Uniăo Vopak	RPR	ConectCar

Current assets	4,254	137,729	12,616
Non-current assets	9,908	91,599	9,363
Current liabilities	2,734	88,070	16,507
Non-current liabilities	-	81,750	-
Shareholders’ equity	11,428	59,908	5,472

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	09/30/2012
	Uniăo Vopak	RPR	Maxfácil

Net revenue from sales and services	12,138	100,273	38
Costs and operating expenses	(9,641)	(82,383)	(246)
Net financial income and income and social contribution taxes	(705)	(6,334)	7,604
Net income for the period	1,792	11,556	7,396

Number of shares or units held	29,995	5,078,888	10,997
% of capital held	50	33	50

The percentages in the table above are rounded.

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações holds an interest in Uniăo Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo.

The subsidiary IPP held an interest in Maxfácil, which was primarily engaged in the management of Ipiranga-branded credit cards. In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

These investments are accounted for under the equity method of accounting based on their information as of September 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.		Total

Balance as of December 31, 2012	7,014	2,020	3,636		12,670
Capital reduction	(1,500)	-	-		(1,500)
Received dividends	(316)	-		-	(316)
Share of profit (loss) of associates	598	(20)		-	578

Balance as of September 30, 2013	5,796	2,000	3,636		11,432

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2011	6,828	2,105	3,693	12,626
Received dividends	(147)	-	-	(147)
Share of profit (loss) of associates	238	19	(57)	200

Balance as of September 30, 2012	6,919	2,124	3,636	12,679

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of August 31, 2013, while the other associates are valued based on the interim financial information as of September 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

In the table below are shown the full positions of balance sheet and income of associates:
	09/30/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,162	19,124	87	330	260
Non-current assets	20,008	74,619	9,866	598	2,926
Current liabilities	655	12,229	-	17	72
Non-current liabilities	332	73,515	2,681	1,708	3,754
Shareholders’ equity	23,183	7,999	7,272	(797)	(640)
Net revenue from sales and services	5,388	23,380	-	-	-
Costs, operating expenses and income	(3,094)	(23,460)	(27)	(111)	223
Net financial income and income and social contribution taxes	94	(1)	29	(4)	17
Net income (loss) for the period	2,388	(81)	2	(115)	240

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

	12/31/2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	8,074	15,300	207	364	30
Non-current assets	20,881	88,938	9,745	678	3,150
Current liabilities	565	7,712	-	15	92
Non-current liabilities	332	88,446	2,682	1,708	3,972
Shareholders’ equity	28,058	8,080	7,270	(681)	(884)

	09/30/2012
Net revenue from sales and services	3,797	24,344	-	-	-
Costs, operating expenses and income	(2,953)	(23,981)	(76)	(101)	306
Net financial income and income and social contribution taxes	108	(287)	(38)	3	(21)
Net income (loss) for the period	952	76	(114)	(98)	285

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012	Additions	Depreciation	Transfer	Write-offs	Oxiteno Uruguay acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 09/30/2013

Cost:
Land	-	403,563	3,833	-	(164)	(8,011)	6,881	1,206	407,308
Buildings	28	1,152,647	1,477	-	38,539	(6,615)	(279)	3,295	1,189,064
Leasehold improvements	12	507,548	3,148	-	29,899	(655)	-	1	539,941
Machinery and equipment	12	3,465,698	56,896	-	74,733	(2,128)	18,048	8,879	3,622,126
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	55,396	-	40,467	(11,178)	-	-	1,901,476
LPG tanks and bottles	12	441,006	63,067	-	(30)	(34,889)	-	-	469,154
Vehicles	11	198,674	13,185	-	9,205	(11,814)	156	(217)	209,189
Furniture and utensils	8	117,296	2,989	-	2,027	(205)	-	535	122,642
Construction in progress	-	294,328	190,663	-	(198,640)	(1,599)	-	3,504	288,256
Advances to suppliers	-	12,881	10,482	-	(1,922)	-	-	-	21,441
Imports in progress	-	174	95	-	(91)	-	-	-	178
IT equipment	5	197,881	7,955	-	1,156	(2,393)	-	232	204,831
		8,608,487	409,186	-	(4,821)	(79,487)	24,806	17,435	8,975,606

Accumulated depreciation:
Buildings		(496,449)	-	(29,030)	(923)	3,771	-	(1,088)	(523,719)
Leasehold improvements		(237,447)	-	(24,628)	(19)	542	-	(1)	(261,553)
Machinery and equipment		(1,673,635)	-	(163,428)	925	1,219	-	(5,586)	(1,840,505)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	-	(78,848)	2	7,364	-	-	(1,043,496)
LPG tanks and bottles		(216,707)	-	(20,932)	28	15,608	-	-	(222,003)
Vehicles		(89,221)	-	(6,715)	-	8,624	-	177	(87,135)
Furniture and utensils		(83,447)	-	(6,172)	1	139	-	(270)	(89,749)
IT equipment		(166,721)	-	(9,279)	1	1,614	-	36	(174,349)
		(3,935,641)	-	(339,032)	15	38,881	-	(6,732)	(4,242,509)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,616)	(155)	-	-	447	-	-	(5,324)
IT equipment		(3)	-	-	-	3	-	-	-
Vehicles		-	(106)	-	-	8	-	-	(98)
Furniture and utensils		(10)	-	-	-	2	-	-	(8)
		(5,826)	(261)	-	-	460	-	-	(5,627)

Net amount		4,667,020	408,925	(339,032)	(4,806)	(40,146)	24,806	10,703	4,727,470

(1)   For further information on the Oxiteno Uruguay acquisition see Note 3.a).

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill (i)	Software (ii)	Technology (iii)	Commercial property rights (iv)	Distribution rights (v)	Others (vi)	Total

Balance as of December 31, 2012	804,697	91,357	9,540	11,368	1,018,954	29,380	1,965,296
Additions	-	20,351	-	-	319,085	903	340,339
Write-offs	-	-	-	-	-	(112)	(112)
Transferences	-	4,088	-	-	(456)	-	3,632
Amortization	-	(24,430)	(4,463)	(412)	(221,814)	(42)	(251,161)
Effect of foreign currency exchange rate variation	-	836	-	-	-	2,830	3,666
Oxiteno Uruguay acquisition (1)	(10,071)	-	-	-	1,865	-	(8,206)

Balance as of September 30, 2013	794,626	92,202	5,077	10,956	1,117,634	32,959	2,053,454

Weighted average useful life (years)		5	5	30	5	9

(1)	For further information on the Oxiteno Uruguay acquisition see Note 3.a).

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	09/30/2013	12/31/2012
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
Uniăo Terminais	211,089	211,089
Texaco	177,759	177,759
Oxiteno Uruguay	44,856	54,927
Temmar	43,781	43,781
DNP	24,736	24,736
Repsol	13,403	13,403
Other	2,278	2,278
	794,626	804,697

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2012 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The discount and growth rates used to extrapolate the projections ranged from 10.4% to 29.6% and 0% to 3.5% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2012.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substantially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the interim financial information as shown below:

	09/30/2013	09/30/2012

Inventories and cost of products and services sold	9,528	10,436
Selling and marketing	218,779	176,760
General and administrative	22,854	20,428
	251,161	207,624

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.	Composition

Description	09/30/2013	12/31/2012	Index/Currency	Weighted average financial charges 09/30/2013 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	566,255	508,883	US$	+7.3	2015
Foreign loan (c.1) (*)	174,697	159,550	US$ + LIBOR (i)	+0.8	2015
Foreign loan (c.2)	134,009	122,152	US$ + LIBOR (i)	+1.0	2014
Advances on foreign exchange contracts	127,846	114,760	US$	+1.5	< 326 days
Financial institutions (e)	94,886	84,007	US$	+2.3	2013 to 2017
BNDES (d)	48,591	59,291	US$	+5.6	2013 to 2020
Financial institutions (e)	44,517	40,641	US$ + LIBOR (i)	+2.0	2017
Financial institutions (e)	29,778	25,259	MX$ + TIIE (ii)	+1.2	2014 to 2016
Foreign currency advances delivered	24,547	52,744	US$	+1.1	< 119 days
Financial institutions (e)	3,550	30,194	Bs (iii)	+11.3	2015
Subtotal	1,248,676	1,197,481

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,344,877	668,900	CDI	103.3	2014 to 2019
Banco do Brasil – fixed rate (f) (*)	885,789	1,948,096	R$	+12.1	2014 to 2015
Debentures - 4th issuance (g)	830,682	845,891	CDI	108.3	2015
BNDES (d)	669,974	677,840	TJLP (iv)	+2.5	2014 to 2020
Debentures - 1st public issuance IPP (g)	619,248	602,328	CDI	107.9	2017
Banco do Nordeste do Brasil	108,790	118,754	R$	+8.5 (vi)	2018 to 2021
BNDES (d)	51,163	49,163	R$	+5.3	2015 to 2020
Finance leases (i)	44,719	42,419	IGP-M (v)	+5.6	2031
FINEP	38,841	30,789	R$	+4.0	2019 to 2021
Export Credit Note (h) (*)	25,072	-	R$	+8.0	2016
FINEP	8,533	23,488	TJLP (iv)	+0.0	2014
Fixed finance leases (i)	77	494	R$	+14.0	2014
FINAME	-	510	TJLP (iv)	-	-
Subtotal	5,627,765	5,008,672

Currency and interest rate hedging instruments	4,678	9,699

Total	6,881,119	6,215,852

Current	1,797,173	1,627,955

Non-current	5,083,946	4,587,897

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivar.
(iv)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2013, TJLP was fixed at 5.0% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On September 30, 2013, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	09/30/2013	12/31/2012

From 1 to 2 years	2,027,021	1,440,473
From 2 to 3 years	1,222,848	2,105,115
From 3 to 4 years	203,203	166,648
From 4 to 5 years	692,370	762,556
More than 5 years	938,504	113,105
	5,083,946	4,587,897

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Foreign loan

1) In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, with maturity in November 2015 and interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both stated at fair value from inception. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 99.3% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature, as follows:

Maturity	09/30/2013

Jan/14	400,255
Mar/14	246,600
Apr/14	62,841
May/14	441,430
May/15	444,359
Feb/16	522,596
May/16	308,513
May/19	804,072
Total	3,230,666

During the first and second quarters of 2013, IPP renegotiated loans with original maturities in those periods, in the notional amounts of R$ 500 million and R$ 300 million, changing the maturity to February 2016 and May 2016, respectively, with floating charges of 104.3% of CDI.

In the second quarter of 2013, IPP contracted an additional loan in the notional amount of R$ 800 million, maturing in May 2019 and floating charges of 104.0% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

•
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

h.	Export credit note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and interest rate of 8% p.a., paid quarterly.

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) has finance lease contracts related to IT equipment with terms of 36 months. The subsidiary has the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The financial leases contracts of vehicles for fuel transportation of the subsidiary Tropical Transportes Ipiranga Ltda. (“Tropical”) ended in March and April 2013, and the subsidiary received the property rights of the vehicles.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, are shown below:

	09/30/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	30,902	378	829	32,109

Financing (present value)	44,719	77	-	44,796

Current	1,714	77	-	1,791
Non-current	43,005	-	-	43,005

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	34,649	765	847	36,261

Financing (present value)	42,419	410	84	42,913

Current	1,533	357	84	1,974
Non-current	40,886	53	-	40,939

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	09/30/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,949	81	-	4,030
From 1 to 2 years	3,949	-	-	3,949
From 2 to 3 years	3,949	-	-	3,949
From 3 to 4 years	3,949	-	-	3,949
From 4 to 5 years	3,949	-	-	3,949
More than 5 years	49,691	-	-	49,691

	69,436	81	-	69,517
	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,655	385	113	4,153
From 1 to 2 years	3,655	55	-	3,710
From 2 to 3 years	3,655	-	-	3,655
From 3 to 4 years	3,655	-	-	3,655
From 4 to 5 years	3,655	-	-	3,655
More than 5 years	48,730	-	-	48,730

	67,005	440	113	67,558

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2012	Incurred cost	Amortization	Effect of exchange rate variation	Balance as of September 30, 2013

Banco do Brasil (f)	0.4	13,315	16,212	(7,414)	-	22,113
Debentures (g)	0.4	8,116	-	(2,479)	-	5,637
Notes in the foreign market (b)	0.2	3,021	-	(789)	240	2,472
Other	0.2	1,435	-	(442)	52	1,045

Total		25,887	16,212	(11,124)	292	31,267

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	6,621	3,502	2,574	3,078	3,668	2,670	22,113
Debentures (g)	3,662	1,851	55	59	10	-	5,637
Notes in the foreign market (b)	1,099	1,099	274	-	-	-	2,472
Other	493	329	129	87	7	-	1,045

Total	11,875	6,781	3,032	3,224	3,685	2,670	31,267

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 39,902 as of September 30, 2013 (R$ 41,466 as of December 31, 2012) and by guarantees and promissory notes in the amount of R$ 2,569,616 as of September 30, 2013 (R$ 2,423,240 as of December 31, 2012).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 151,647 as of September 30, 2013 (R$ 179,387 as of December 31, 2012).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 12,871 as of September 30, 2013 (R$ 12,137 as of December 31, 2012), with maturities of less than 214 days. As of September 30, 2013, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 314 as of September 30, 2013 (R$ 298 as of December 31, 2012), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of September 30, 2013, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	09/30/2013	12/31/2012

Domestic suppliers	805,225	1,242,447
Foreign suppliers	76,916	55,288

	882,141	1,297,735

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. and Braskem Qpar S.A. These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Salaries and related charges (Consolidated)

	09/30/2013	12/31/2012

Profit sharing, bonus and premium	95,881	114,305
Provisions on payroll	135,990	93,596
Social charges	23,090	32,643
Salaries and related payments	10,446	9,305
Benefits	1,537	1,466
Others	954	1,211

	267,898	252,526

17.	Taxes payable (Consolidated)

	09/30/2013	12/31/2012

ICMS	87,619	71,255
PIS and COFINS	7,221	10,564
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	10,762	8,818
ISS	5,145	5,703
IPI	5,553	4,502
National Institute of Social Security (INSS)	2,244	3,448
Income Tax Withholding (IRRF)	7,912	1,432
Others	4,043	1,951

	130,499	107,673

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Provision for assets retirement obligation – fuel tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance at December 31, 2012	70,411
Additions (new tanks)	505
Expense with tanks removed	(2,753)
Accretion expense	2,944

Balance at September 30, 2013	71,107

Current	3,474
Non-current	67,633

19.	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	09/30/2013	12/31/2012

Loyalty program “Km de Vantagens”	11,552	13,545
‘am/pm’ franchising upfront fee	13,561	14,362
	25,113	27,907

Current	16,233	18,054
Non-current	8,880	9,853

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of September 30, 2013, there were 34,014,797 common shares outstanding abroad in the form of ADRs (35,425,099 as of December, 2012).

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In the nine months of 2013, there were no stock repurchases.

As of September 30, 2013 and December 31, 2012, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of September 30, 2013 on BM&FBOVESPA was R$ 54.66.

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit reserves

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity as valuation adjustments. Gains and losses recorded in equity are reclassified to profit or loss in case of settlement of the post-employment benefits plan.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of December 31, 2012 in the amount of R$ 354,032 (R$ 0.66 – sixty six cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2013, having been ratified in the Annual General Shareholders’ Meeting on April 10, 2013 and paid on March 8, 2013. On July 31, 2013, the Company anticipated dividends of 2013, in the amount of R$ 354,032 (R$ 0.66– sixty six cents of Brazilian Real per share).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

	09/30/2013	09/30/2012
Net revenue from sales and services:
Ultragaz	2,975,494	2,890,231
Ipiranga	39,071,361	34,287,642
Oxiteno	2,442,980	2,167,008
Ultracargo	250,481	215,973
Others (1)	27,077	36,142
Intersegment sales	(53,651)	(57,263)
Total	44,713,742	39,539,733

Intersegment sales:
Ultragaz	988	771
Ipiranga	-	-
Oxiteno	151	-
Ultracargo	25,600	20,483
Others (1)	26,912	36,009
Total	53,651	57,263

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	2,974,506	2,889,460
Ipiranga	39,071,361	34,287,642
Oxiteno	2,442,829	2,167,008
Ultracargo	224,881	195,490
Others (1)	165	133
Total	44,713,742	39,539,733

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2013	09/30/2012
Operating income:
Ultragaz	117,399	92,858
Ipiranga	1,070,644	846,674
Oxiteno	234,547	187,383
Ultracargo	83,803	80,949
Others (1)	3,885	3,710
Total	1,510,278	1,211,574

Financial income	166,644	160,604
Financial expenses	(410,392)	(373,292)
Share of profit of joint-ventures and associates	(3,821)	8,521
Income before income and social contribution taxes	1,262,709	1,007,407

	09/30/2013	09/30/2012
Additions to property, plant and equipment and intangible assets:
Ultragaz	141,621	143,113
Ipiranga	479,096	571,207
Oxiteno	94,890	90,497
Ultracargo	26,082	81,631
Others (1)	7,836	8,893
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	749,525	895,341
Assets retirement obligation – fuel tanks (see Note 18)	(505)	(1,469)
Capitalized borrowing costs	(5,408)	(7,512)
Total investments in property, plant and equipment and intangible assets (cash flow)	743,612	886,360

	09/30/2013	09/30/2012
Depreciation and amortization charges:
Ultragaz	99,970	98,607
Ipiranga	334,729	284,473
Oxiteno	99,128	91,661
Ultracargo	35,203	25,301
Others (1)	8,982	8,262
Total	578,012	508,304

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2013	12/31/2012
Total assets:
Ultragaz	2,468,328	2,302,009
Ipiranga	7,547,531	7,619,164
Oxiteno	3,605,011	3,532,076
Ultracargo	1,309,665	1,330,569
Others (1)	790,512	465,736
Total	15,721,047	15,249,554

(1) Composed primarily of the parent company Ultrapar.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2013	12/31/2012

Mexico	66,952	46,248
Venezuela	20,194	22,418
Uruguay	48,238	43,769
United States of America	93,765	48,922

The Company generates revenue from operations in Brazil, Mexico, Venezuela and, from November 1st, 2012, in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2013	09/30/2012
Net revenue:
Brazil	43,995,117	38,895,445
Mexico	102,498	93,748
Venezuela	136,073	100,317
Other Latin American countries	252,893	261,156
United States of America and Canada	113,037	83,091
Far East	28,123	29,145
Europe	50,791	41,042
Other	35,210	35,789

Total	44,713,742	39,539,733

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of September 30, 2013 and as of December 31, 2012:

Assets and liabilities in foreign currencies

In millions of Brazilian Reais	09/30/2013	12/31/2012

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	433.9	363.7
Foreign trade receivables, net of allowance for doubtful accounts	162.4	163.2
Investments in foreign subsidiaries (non-monetary assets net of non-monetary liabilities)	401.9	300.4
	998.2	827.3

Liabilities in foreign currency
Financing in foreign currency	(1,248.7)	(1,197.5)
Payables arising from imports, net of advances to foreign suppliers	(57.6)	(21.5)
	(1,306.3)	(1,219.0)

Foreign currency hedging instruments	479.0	499.9

Net asset position – Total	170.9	108.2

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 170.9 million in foreign currency:

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect	Real devaluation	(5.1)	(12.7)	(25.3)
(2) Equity effect		22.2	55.4	110.8
(1) + (2)	Net effect	17.1	42.7	85.5

(3) Income effect	Real appreciation	5.1	12.7	25.3
(4) Equity effect		(22.2)	(55.4)	(110.8)
(3) + (4)	Net effect	(17.1)	(42.7)	(85.5)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of September 30, 2013, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of September 30, 2013 and December 31, 2012:

	Note	09/30/2013	12/31/2012
CDI
Cash equivalents	4	1,950,128	1,912,217
Financial investments	4	603,462	641,022
Asset position of hedging instruments - CDI	22	28,300	21,141
Loans and debentures	14	(3,794,807)	(2,117,120)
Liability position of hedging instruments - CDI	22	(447,716)	(495,560)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(836,053)	(1,796,682)
Net liability position in CDI		(2,496,686)	(1,834,982)
TJLP
Loans –TJLP	14	(678,507)	(701,838)
Net liability position in TJLP		(678,507)	(701,838)
LIBOR
Asset position of hedging instruments - LIBOR	22	311,284	286,039
Loans - LIBOR	14	(353,223)	(322,343)
Net liability position in LIBOR		(41,939)	(36,304)
TIIE
Loans - TIIE	14	(29,778)	(25,259)
Net liability position in TIIE		(29,778)	(25,259)
Total net liability position		(3,246,910)	(2,598,383)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of September 30, 2013, due the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	12.0	30.1	60.2
Hedge instruments (assets in CDI) effect	Increase in CDI	0.1	0.3	0.5
Interest on debt effect	Increase in CDI	(17.6)	(44.0)	(88.0)
Hedge instruments (liability in CDI) effect	Increase in CDI	(9.2)	(23.0)	(45.9)
Incremental expenses		(14.7)	(36.6)	(73.2)

Interest on debt effect	Increase in TJLP	(2.5)	(6.3)	(12.6)
Incremental expenses		(2.5)	(6.3)	(12.6)

Hedge instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.2	0.4
Interest on debt effect	Increase in LIBOR	(0.1)	(0.2)	(0.5)
Incremental expenses		-	-	(0.1)

Interest on debt effect	Increase in TIIE	(0.1)	(0.2)	(0.4)
Incremental expenses		(0.1)	(0.2)	(0.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	09/30/2013	12/31/2012

Ipiranga	120,420	111,789
Ultragaz	19,086	13,755
Oxiteno	2,039	2,647
Ultracargo	2,579	625
Total	144,124	128,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,807.4 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$ 1,426 million. On September 30, 2013, the Company and its subsidiaries had R$ 3,160.0 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of September 30, 2013 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of September 30, 2013.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	8,630.7	1,807.4	4,037.7	1,120.9	1,664.7
Currency and interest rate hedging instruments (3)	46.2	21.9	22.9	1.4	-
Trade payables	882.1	882.1	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period: (i) CDI of 11.1% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.25 in 2013, R$ 2.36 in 2014, R$ 2.57 in 2015, R$ 2.82 in 2016 and R$ 3.04 in 2017 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 5.5% p.a. in 2013 and 5.5% p.a. in 2014, 5.5% in 2015, 5.5% in 2016 and 5.5% in 2017 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of September 30, 2013, and on the futures curve of LIBOR (BBA - British Bankers Association) on September 30, 2013. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount1				Fair value		Amounts payable or receivable (09/30/2013)
			09/30/2013		12/31/2012		09/30/2013	12/31/2012	Amount receivable	Amoun payable
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU,	Oct 2013	US$	140.0	US$	140.0	311.3	286.0	311.3	-
Receivables in U.S. dollars (Pre)	Citibank, HSBC, Itaú,	to Apr 2017	US$	85.6	US$	111.3	194.6	234.7	194.6	-
Payables in CDI interest rate	JP Morgan,		US$	(225.6)	US$	(251.3)	(447.7)	(495.5)	-	447.7
Total result	Santander			-		-	58.2	25.2	505.9	447.7

b – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco,	Oct 2013	US$	12.1	US$	10.2	28.3	21.1	28.3	-
Payables in U.S. dollars	Citibank,	to Nov 2013	US$	(12.1)	US$	(10.2)	(26.9)	(20.8)	-	26.9
Total result	Itaú			-		-	1.4	0.3	28.3	26.9

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco	May 2014 to	R$	627.5	R$	1,400.0	918.3	1,958.9	918.3	-
Payables in CDI interest rate	do Brasil,	Aug 2016	R$	(627.5)	R$	(1,400.0)	(836.1)	(1,796.7)	-	836.1
Total result	Itaú			-		-	82.2	162.2	918.3	836.1

Total gross result							141.8	187.7	1,452.5	1,310.7
Income tax							(20.0)	(18.3)	(20.0)	-
Total net result							121.8	169.4	1,432.5	1,310.7

Positive result (see Note 4)							126.5	179.1
Negative result (see Note 14)							(4.7)	(9.7)

1 In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of September 30, 2013 are described below, according to their category, risk, and protection strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of September 30, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 225.6 million in notional amount with liability position, on average of 104.9% of CDI, of which US$ 85.6 million, on average, had asset position at US$ + 4.56% p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 1.0% p.a.

b - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of September 30, 2013, these swap contracts totaled US$ 12.1 million and, on average, had an asset position at 74.4% of CDI and liability position at US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On September 30, 2013 these swap contracts totaled R$ 627.5 million of notional amount, and on average had an asset position at 12.0% p.a. and liability position at 98.8% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On September 30, 2013 the notional amount of interest rate hedging instruments totaled R$ 627.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. As of September 30, 2013, a loss of R$ 18.3 million related to the result of hedging instruments, an income of R$ 63.2 million related to the fair value adjustment of debt and an expense of R$ 105.6 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 98.8% of CDI.

On September 30, 2013 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. As of September 30, 2013, a gain of R$ 6.3 million related to the result of hedging instruments, an expense of R$ 0.6 million related to the fair value adjustment of debt and an expense of R$ 16.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized as of September 30, 2013 and 2012, which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	09/30/2013
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(20.1)	-
b – Exchange rate swaps payable in U.S. dollars	(1.1)	-
c – Interest rate swaps in R$ (iii)	44.9	-

Total	23.7	-

	09/30/2012
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i)	(5.4)	-
b – Exchange rate swaps payable in U.S. dollars	(0.4)	-
c – Interest rate swaps in R$ (iii)	40.7	-

Total	34.9	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of September 30, 2013 and December 31, 2012, are stated below:

			09/30/2013		12/31/2012
			Carrying	Fair	Carrying	Fair
	Category	Note	value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	220.671	220.671	79,652	79,652
Financial investments in local currency	Measured at fair value through profit or loss	4	1,950,128	1,950,128	1,912,217	1,912,217
Financial investments in foreign currency	Measured at fair value through profit or loss	4	10,032	10,032	29,245	29,245
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	592,844	592,844	630,404	630,404
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	353,555	353,555	290,636	290,636
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	126,516	126,516	179,056	179,056
Total			3,264,364	3,264,364	3,131,828	3,131,828

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,085,558	1,085,558	1,948,096	1,948,096
Financing	Measured at amortized cost	14	4,296,157	4,301,905	2,766,925	2,842,869
Debentures	Measured at amortized cost	14	1,449,930	1,442,186	1,448,219	1,450,300
Finance leases	Measured at amortized cost	14	44,796	44,796	42,913	42,913
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	4,678	4,678	9,699	9,699
Total			6,881,119	6,879,123	6,215,852	6,293,877

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2013 and December 31, 2012. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) fundings measured at fair value through profit or loss (see Note 14) and (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of September 30, 2013 and December 31, 2012:

	Category	Note	09/30/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,950,128	1,950,128	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	10,032	10,032	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	592,844	592,844	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	353,555	82,620	270,935	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	126,516	-	126,516	-

Total			3,033,075	2,635,624	397,451	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,085,558	-	1,085,558	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	4,678	-	4,678	-
Total			1,090,236	-	1,090,236	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2012	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,912,217	1,912,217	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	29,245	29,245	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	630,404	630,404	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	290,636	84,872	205,764	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	179,056	-	179,056	-

Total			3,041,558	2,656,738	384,820	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	14	1,948,096	-	1,948,096	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	9,699	-	9,699	-
Total			1,957,795	-	1,957,795	-

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of September 30, 2013. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.99 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of September 30, 2013, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of September 30, 2013 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	77,137	222,627	368,117
(2) Debts/firm commitments in dollars	appreciation	(77,116)	(222,594)	(368,073)
(1)+(2)	Net effect	21	33	44

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(112)	6,664	13,439
(4) Gross margin of Oxiteno	devaluation	112	(6,664)	(13,439)
(3)+(4)	Net effect	-	-	-
For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of September 30, 2013 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	26,142	53,898
(2) Fixed rate financing	Pre-fixed rate	-	(26,147)	(53,904)
(1)+(2)	Net effect	-	(5)	(6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Provisions, contingencies and commitments (Consolidated)

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 12/31/2012	Additions	Write-offs	Monetary restatement	Balance in 09/30/2013

IRPJ and CSLL	305,815	31,953	(641)	12,571	349,698
PIS and COFINS	82,938	-	-	3,350	86,288
ICMS	62,491	743	(17,628)	2,066	47,672
INSS	12,789	125	(120)	539	13,333
Civil litigation	91,242	10,318	(6,747)	17	94,830
Labor litigation	44,186	14,689	(3,016)	1,828	57,687
Other	1,016	78	-	50	1,144

Total	600,477	57,906	(28,152)	20,421	650,652

Current	49,514				64,084
Non-current	550,963				586,568

Some of the provisions above involve escrow deposits in the amount of R$ 437,440 as of September 30, 2013 (R$ 401,847 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Tax matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 322,889 as of September 30, 2013 (R$ 291,483 as of December 31, 2012) and have recognized a corresponding liability.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,605 as of September 30, 2013 (R$ 19,120 as of December 31, 2012).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 84,934 as of September 30, 2013 (R$ 81,622 as of December 31, 2012). The decisions of these and all claims involving this issue are suspended owing to the granting of injunctive relief on the Declaration of  Constitutionality Action No. 18.

The subsidiary Oxiteno S.A. decided to pay off, within the Decree 58811/2012 amnesty issued by the State of Săo Paulo, a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization. The provision in the amount of R$ 15,364 was paid in April 2013 (R$ 15,226 as of December 31, 2012).

The subsidiary IPP and its subsidiaries have provisions related to ICMS, mainly with respect to: (a) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/1996, R$ 12,563 as of September 30, 2013 (R$ 11,741 as of December 31, 2012), and (b) payment of ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,022 as of September 30, 2013 (R$ 19,499 as of December 31, 2012).

Contigent liabilities

The main tax claims of subsidiary IPP and its subsidiaries classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 111,147 as of September 30, 2013 (R$ 104,086 as of December 31, 2012), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 29,493 as of September 30, 2013 (R$ 23,901 as of December 31, 2012), (c) assessments for alleged non-payment of ICMS, R$ 24,758 as of September 30, 2013 (R$ 23,096 as of December 31, 2012), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 39,755 as of September 30, 2013 (R$ 36,324 as of December 31, 2012), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF, R$ 17,075 as of September 30, 2013 (R$ 16,060 as of December 31, 2012), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ  (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 27,242 as of September 30, 2013 (R$ 28,515 as of December 31, 2012); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 41,195 as of September 30, 2013 (R$ 31,380 as of December 31, 2012), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 36,146 as of September 30, 2013 (R$ 35,032 as of December 31, 2012) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 30,328 as of September 30, 2013 (R$ 24,662 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, as of September 30, 2013, is R$ 99,661 (R$ 81,868 as of December 31, 2012).

 Contigent assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 35,876, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 94,830 as of September 30, 2013 (R$ 91,242 as of December 31, 2012).

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 57,688 as of September 30, 2013 (R$ 44,186 as of December 31, 2012) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of September 30, 2013.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, individually less relevant, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2013, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to September 30, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment				Accumulated demand (actual)

	09/30/2013		09/30/2012		09/30/2013	09/30/2012

In tons of ethylene	154,892	(*)	160,158	(*)	159,108	162,801

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to September 30, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.
	Minimum purchase commitment				Accumulated demand (actual)

	09/30/2013		09/30/2012		09/30/2013	09/30/2012

In tons of ethylene	30,639	(*)	29,543	(*)	30,793	29,826

(*) Adjusted for scheduled shutdowns in Braskem Qpar S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum losses of each business are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,202
Ultragaz	R$ 152
Ipiranga	R$ 740
Ultracargo	R$ 550

* In millions. Currency as indicated.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Since March 2013, we maintain liability insurance policies to indemnify our directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which cover liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct of such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

September 30, 2013	15,073	21,274	-	36,347

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

September 30, 2013	payable	(59,223)	(186,087)	(116,162)	(361,472)
	receivable	47,927	143,265	93,393	284,585

The expense recognized as of September 30, 2013 for operating leases was R$ 25,403 (R$ 27,010 as of September 30, 2012), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. As of September 30, 2013, the Company and its subsidiaries contributed R$ 13,196 (R$ 11,548 as of September 30, 2012) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of September 30, 2013 was 6,852 active participants and 101 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the interim financial information in accordance with Resolution CVM 600/2009.

	09/30/2013	12/31/2012

Health and dental care plan	44,197	41,535
FGTS Penalty	48,807	44,387
Bonus	25,340	23,058
Life insurance	20,728	19,515

Total	139,072	128,495

Current	10,035	10,035
Non-current	129,037	118,460

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Revenue from sale and services (Consolidated)

	09/30/2013	09/30/2012

Gross revenue from sale	45,530,749	40,335,700
Gross revenue from services	402,648	348,572
Sales tax	(1,030,243)	(958,636)
Discounts and sales returns	(192,205)	(185,558)
Deferred revenue (see Note 19)	2,793	(345)

Net revenue from sales and services	44,713,742	39,539,733

26.	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

	09/30/2013	09/30/2012

Raw materials and materials for use and consumption	40,484,379	35,903,917
Personnel expenses	1,021,813	899,811
Freight and storage	723,230	628,175
Depreciation and amortization	578,012	508,304
Advertising and marketing	127,170	121,249
Services provided by third parties	115,627	99,432
Lease of real estate and equipment	61,593	50,948
Other expenses	174,286	159,026

Total	43,286,110	38,370,862

Classified as:
Cost of products and services sold	41,225,605	36,552,403
Selling and marketing	1,309,950	1,176,061
General and administrative	750,555	642,398

Total	43,286,110	38,370,862

Research and development expenses are recognized in the income statements and amounted to R$ 20,245 as of September 30, 2013 (R$ 17,510 as of September 30, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. As of September 30, 2013, the gain was of R$ 18,394 (gain of R$ 548 as of September 30, 2012), primarily from disposal of property, plant and equipment.

28.	Financial income (expense)

	Parent		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Financial income:
Interest on financial investments	83,803	88,511	119,461	115,494
Interest from customers	-	-	43,627	42,913
Other financial income	-	-	3,556	2,197
	83,803	88,511	166,644	160,604
Financial expenses:
Interest on loans	-	-	(243,650)	(259,877)
Interest on debentures	(51,618)	(74,932)	(87,755)	(74,932)
Interest on finance leases	-	-	(5,208)	(3,250)
Bank charges, IOF, and other charges	(13,357)	1,458	(34,375)	(14,200)
Exchange variation, net of gains and losses with derivative instruments	(1)	-	(32,517)	(9,503)
Monetary restatement of provisions, net, and other financial expenses	(9)	(28)	(6,887)	(11,530)
	(64,985)	(73,502)	(410,392)	(373,292)

Financial income (expense)	18,818	15,009	(243,748)	(212,688)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

Basic earnings per share	09/30/2013	09/30/2012

Net income for the period of the Company	852,330	711,994
Weighted average shares outstanding (in thousands)	534,042	533,989
Basic earnings per share –R$	1.5960	1.3334

Diluted earnings per share	09/30/2013	09/30/2012

Net income for the period of the Company	852,330	711,994
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,412	536,129
Diluted earnings per share –R$	1.5889	1.3280

Weighted average shares outstanding (in thousands)	09/30/2013	09/30/2012

Weighted average shares outstanding for basic per share calculation:	534,042	533,989
Dilution effect
Deferred Stock Plan	2,370	2,140
Weighted average shares outstanding for diluted per share calculation:	536,412	536,129

ULTRAPAR PARTICIPAÇÕES S.A.

 MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2013

(1) Selected financial information:

(R$ million)	3Q13	3Q12	2Q13	Variation 3Q13 X 3Q12	Variation 3Q13 X 2Q13	9M13	9M12	Variation 9M13 X 9M12
Net revenue from sales and services	15,909.7	14,110.8	15,204.1	13%	5%	44,713.7	39,539.7	13%
Cost of products and services sold	(14,645.5)	(13,029.7)	(14,043.7)	12%	4%	(41,225.6)	(36,552.4)	13%
Gross profit	1,264.2	1,081.1	1,160.4	17%	9%	3,488.1	2,987.3	17%
Selling, marketing, general and administrative expenses	(726.3)	(636.9)	(675.8)	14%	7%	(2,060.5)	(1,818.5)	13%
Other operating income, net	29.0	19.1	19.5	52%	49%	64.3	42.2	52%
Income from disposal of assets	3.7	4.8	9.2	-24%	-60%	18.4	0.5	3256%
Operating income	570.5	468.1	513.3	22%	11%	1,510.3	1,211.6	25%
Financial income (expense), net	(88.9)	(60.2)	(94.2)	48%	-6%	(243.7)	(212.7)	15%
Share of profit of joint ventures and associates	(1.8)	2.6	(0.1)	-170%	2033%	(3.8)	8.5	-145%
Income before income and social contribution taxes	479.9	410.4	419.0	17%	15%	1,262.7	1,007.4	25%
Income and social contribution taxes	(170.7)	(132.4)	(147.3)	29%	16%	(445.4)	(320.1)	39%
Tax incentives	18.6	12.8	12.0	45%	55%	40.7	29.6	38%
Net income	327.8	290.9	283.7	13%	16%	858.0	717.0	20%
Net income attributable to Ultrapar	325.4	288.8	282.1	13%	15%	852.3	712.0	20%
Net income attributable to non-controlling interests in subsidiaries	2.4	2.1	1.6	14%	47%	5.7	5.0	14%
EBITDA (*)	764.5	650.8	706.0	17%	8%	2,084.5	1,728.4	21%

Volume – LPG sales – thousand tons	446.8	436.2	431.4	2%	4%	1,274.2	1,265.6	1%
Volume – Fuels sales – thousand of cubic meters	6,492.4	6,066.1	6,127.6	7%	6%	18,195.1	17,221.9	6%
Volume – Chemicals sales – thousand tons	192.5	204.5	206.6	-6%	-7%	597.1	576.2	4%

(*) For further information on EBITDA, see note (1) on page 104.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The selected financial information included in this analysis were extracted from Ultrapar’s interim financial information.

The accounting policies adopted by the Company and its subsidiaries are in accordance with the statements, interpretations and guidelines issued by the CPC and approved by the CVM in the process of convergence with international financial reporting (“IFRS”) issued by the IASB.

The Company’s consolidated interim financial information was prepared in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting issued by the IASB, and presented in a consistent manner with the standards issued by the CVM.

The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements of publicly-traded companies, resulting in the following changes: (i) results from joint ventures (“JV”) are no longer proportionally consolidated and will be recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits cease to affect the operating results and start to be recognized under shareholders’ equity.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2012 have been updated in accordance with ICVM 527, IFRS 11 and IAS 19. EBITDA according to ICVM 527, IFRS 11 and IAS 19 and net income according to IAS 19 differ from EBITDA and net income previously reported by the company, as shown below:

R$ million	1Q12	2Q12	3Q12	4Q12	2012
EBITDA prior to ICVM 527	501.6	579.0	646.9	674.0	2,401.6
(+) Income from sale of assets	(1.5)	(2.7)	4.8	3.1	3.7
(+) Equity in earnings (losses) of affiliates	(0.0)	0.2	0.0	(0.0)	0.2
EBITDA after ICVM 527	500.1	576.5	651.8	677.1	2,405.4
(-) EBITDA JV	(3.2)	(2.4)	(3.7)	(8.4)	(17.8)
(+) Equity in earnings (losses) of JV	3.1	2.7	2.5	2.0	10.3
(+) Actuarial gains and losses from post-employment benefits	0.4	0.6	0.2	12.4	13.5
EBITDA after ICVM 527, IFRS 11 and IAS 19	500.2	577.4	650.8	683.0	2,411.4

R$ million	1Q12	2Q12	3Q12	4Q12	2012
Net income as previously reported	191.4	234.0	290.8	301.7	1,017.9
(+) Actuarial gains and losses from post-employment benefits	0.2	0.4	0.1	8.2	8.9
Net income after IAS 19	191.7	234.4	290.9	309.8	1,026.8

(2) Performance Analysis:

Net revenue from sales and services: Ultrapar’s consolidated net sales and services grew by 13% compared to 3Q12, reaching R$ 15,910 million in 3Q13, due to the revenues growth in all businesses. Compared with 2Q13, Ultrapar’s net sales and services increased by 5%, mainly due to the seasonality between periods. In 9M13, Ultrapar’s net sales and services increased by 13% compared to 9M12, totaling R$ 44,714 million.

Ultragaz: In 3Q13, Ultragaz’s sales volume reached 447 thousand tons, up 2% over 3Q12, driven by the 5% growth in the bulk segment as a consequence of investments made to capture new customers, especially in the residential and commercial  segments. Compared with 2Q13, sales volume increased by 4%, mainly as a result of the seasonality between periods. In 9M13, Ultragaz’s sales volume totaled 1,274 thousand tons, up 1% over 9M12. Ultragaz’s net sales and services totaled R$ 1,050 million in 3Q13, 5% and 4% growth over 3Q12 and 2Q13, respectively, mainly due to increased sales volume and commercial initiatives, including an improved sales mix with greater share of the residential and commercial segments. In 9M13, Ultragaz’s net sales and services reached R$ 2,975 million, up 3% over 9M12.

Ipiranga: Ipiranga’s sales volume totaled 6,492 thousand cubic meters in 3Q13, 7% above 3Q12 volume. In 3Q13, sales volume of fuels for light vehicles (Otto cycle) increased by 11%, due to the growth in the vehicle fleet and investments made in brand conversion and new service stations. The volume of diesel increased by 5% compared with 3Q12, as a result of investments made in the network expansion and the economic growth. Compared with 2Q13, sales volume increased by 6%, mainly due to the seasonality between periods. In 9M13, Ipiranga accumulated sales volume of 18,195 thousand cubic meters, up 6% over 9M12. Ipiranga’s net sales and services totaled R$ 13,912 million in 3Q13, a 14% growth over 3Q12, mainly as a result of (i) increased sales volume, (ii) increases in diesel and gasoline costs by Petrobras, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment. Compared with 2Q13, Ipiranga’s net sales and services increased by 5%, mainly derived from higher seasonal volume. In 9M13, Ipiranga’s net sales and services amounted to R$ 39,071 million, up 14% over 9M12.

Oxiteno: Oxiteno’s sales volume in 3Q13 totaled 193 thousand tons, down 6% from 3Q12. In the Brazilian market, sales volume decreased by 10% (15 thousand tons), due to lower sales of glycols (a decrease of 17 thousand tons, or 55%), for the purpose of building up specialties inventories in preparation for the 4Q13 scheduled stoppage in the Camaçari petrochemical complex. In the international market, sales volume grew by 6% (3 thousand tons), due to the acquisition of the specialty chemicals plant in Uruguay, partially offset by lower exports of glycols. Compared with 2Q13, sales volume decreased by 7% (14 thousand tons), mainly derived from lower sales of glycols, as a result of the specialty inventory buildup mentioned above. Oxiteno’s sales volume in 9M13 totaled 597 thousand tons, up 4% over 9M12. Oxiteno’s net sales and services totaled R$ 867 million in 3Q13, up 9% over 3Q12, due to the 13% weaker Real and the 3% higher average dollar prices, which benefited from an improved sales mix, partially offset by lower sales volume. Compared with 2Q13, net sales and services increased by 6%, mainly due to the 11% weaker Real, partially offset by lower sales volume. Oxiteno’s net sales and services in 9M13 reached R$ 2,443 million, up 13% over 9M12.

Ultracargo: In 3Q13, Ultracargo’s average storage grew by 13% compared to 3Q12, mainly due to the increased product handling in the Santos and Aratu terminals and the acquisition of Temmar from August 2012 onwards. Compared with 2Q13, Ultracargo’s average storage increased by 1%. In 9M13, Ultracargo’s average storage increased by 15% compared with 9M12. Ultracargo’s net sales and services totaled R$ 89 million in 3Q13, up 16% over 3Q12, mainly due to the increased average storage in its terminals and the acquisition of Temmar from August 2012 onwards. Compared with 2Q13, Ultracargo’s net sales and services increased by 4%, mainly as a result of the increased average storage in its terminals and the improved mix of products handled. In 9M13, Ultracargo’s net sales and services totaled R$ 250 million, up 16% over 9M12.

Cost of products and services sold: In 3Q13, Ultrapar’s cost of products and services sold increased by 12% compared to 3Q12, totaling R$ 14,645 million, due to the increased cost of products and services sold in all businesses. Compared with 2Q13, Ultrapar’s costs of goods sold increased by 4%, mainly due to the seasonality between periods. In 9M13, Ultrapar’s cost of products and services sold increased by 13% over 9M12, totaling R$ 41,226 million.

Ultragaz: Ultragaz’s cost of products sold totaled R$ 892 million in 3Q13, a 4% growth over 3Q12, mainly as a result of (i) increased sales volume, (ii) the effects of inflation on costs, and (iii) increased requalification of LPG bottles. Compared with 2Q13, the cost of products and services sold increased by 4%, mainly as a result of seasonally higher volume. In 9M13, Ultragaz’s cost of products and services sold totaled R$ 2,534 million, up 2% compared to 9M12.

Ipiranga: Ipiranga’s cost of products sold totaled R$ 13,108 million in 3Q13, an increase of 14% over 3Q12, due to the growth in sales volume and the cost increases by Petrobras (i) in diesel, in January and March 2013, and (ii) in gasoline, in January 2013. Compared with 2Q13, Ipiranga’s cost of products and services sold increased by 5%, mainly due to seasonally higher volume. In 9M13, Ipiranga’s cost of products and services sold totaled R$ 36,769 million, up 14% over 9M12.

Oxiteno: Oxiteno’s cost of products sold in 3Q13 totaled R$ 619 million, 1% above that of 3Q12, mainly due to the effect of the 13% weaker Real on variable costs, partially offset by lower sales volume and a 6% reduction in unit variable costs in dollars. Compared with 2Q13, Oxiteno’s cost of products and services sold decreased by 2%, mainly due to lower sales volume and a reduction in unit variable costs in dollars, partially offset by the 11% weaker Real. In 9M13, Oxiteno’s cost of products and services sold totaled R$ 1,849 million, up 9% over 9M12.

Ultracargo: Ultracargo’s cost of services provided in 3Q13 amounted to R$ 36 million, up 20% over 3Q12, mainly as a result of (i) increased average storage, (ii) the effects of inflation on costs, and (iii) increased depreciation, a consequence of the capacity expansions and the acquisition of Temmar from August 2012 onwards. Compared with 2Q13, Ultracargo’s cost of services provided increased by 10%. In 9M13, Ultracargo's cost of services provided totaled R$ 101 million, up 18% over 9M12.

Gross profit: The gross profit of Ultrapar amounted to R$ 1,264 million in 3Q13, up 17% over 3Q12, as a consequence of the growth in the gross profit of all of Ultrapar’s businesses. Compared with 2Q13, Ultrapar’s gross profit increased by 9%, mainly as a result of the seasonality between periods. In 9M13, the gross profit of Ultrapar totaled R$ 3,488 million, up 17% over 9M12.

Selling, marketing, general and administrative expenses: Ultrapar’s sales, marketing, general and administrative expenses totaled R$ 726 million in 3Q13, an increase of 14% over 3Q12. Compared with 2Q13, Ultrapar’s sales, marketing, general and administrative expenses increased by 7%. In 9M13, Ultrapar’s sales, marketing, general and administrative expenses totaled R$ 2,061 million, up 13% over 9M12.

Ultragaz: Ultragaz’s sales, marketing, general and administrative expenses amounted to R$ 113 million in 3Q13, up 8% over 3Q12, mainly as a result of (i) the effects of inflation on expenses and (ii) an increase in variable compensation, in line with the earnings progression, partially offset by increased non-recurring expenses on marketing and sales campaigns in 3Q12. Compared with 2Q13, Ultragaz’s sales, marketing, general and administrative expenses increased by 2%. In 9M13, Ultragaz’s sales, marketing, general and administrative expenses totaled R$ 322 million, up 4% over 9M12.

Ipiranga: Ipiranga’s sales, marketing, general and administrative expenses totaled R$ 456 million in 3Q13, a 10% increase over 3Q12, mainly resulting from (i) increased sales volume and higher unit expenses with freight, mainly due to increases in diesel costs and inflation, (ii) the expansion of the distribution network, (iii) higher advertising and marketing expenses, and (iv) the effects of inflation on personnel expenses. Compared with 2Q13, Ipiranga’s sales, marketing, general and administrative expenses increased by 8%, mainly due to the seasonally higher volume and higher advertising and marketing expenses and variable compensation. In 9M13, Ipiranga's sales, marketing, general and administrative expenses totaled R$ 1,313 million, up 10% over 9M12.

Oxiteno: Oxiteno’s sales, marketing, general and administrative expenses totaled R$ 135 million in 3Q13, up 32% over 3Q12, mainly due to (i) the effects of inflation on expenses, (ii) increased logistics expenses, resulting from increases in diesel costs and the effect of the weaker Real, (iii) the acquisition of the specialty chemicals plant in Uruguay, (iv) the startup of the company’s operations in the United States, and (v) an increase in variable compensation, in line with earnings progression. Compared with 2Q13, Oxiteno’s sales, marketing, general and administrative expenses increased by 14%, mainly due to increased logistics expenses and an increase in variable compensation. In 9M13, Oxiteno’s sales, marketing, general and administrative expenses amounted to R$ 359 million, up 27% compared to 9M12.

Ultracargo: Ultracargo’s sales, marketing, general and administrative expenses totaled R$ 24 million in 3Q13, up 31% over 3Q12, mainly due to (i) increased expenses with projects, (ii) the effects of inflation on expenses, and (iii) extraordinarily lower compensation expenses in 3Q12. Compared with 2Q13, Ultracargo’s sales, marketing, general and administrative expenses decreased by 3%. Ultracargo’s sales, marketing, general and administrative expenses totaled R$ 70 million in 9M13, up 34% over 9M12.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 3Q13 amounted to R$ 196 million, a 9% increase over 3Q12, as a result of increased investments made, especially in Ipiranga. Compared with 2Q13, total depreciation and amortization costs and expenses increased by 2%. In 9M13, Ultrapar’s total depreciation costs and expenses amounted to R$ 578 million, up 14% over 9M12.

Operating income: Ultrapar’s operating income amounted to R$ 571 million in 3Q13, up 22% over 3Q12, as a result of the increase in the operating income of all of Ultrapar’s businesses. Compared with 2Q13, Ultrapar’s operating income increased by 11%, mainly as a result of the seasonality between periods. In 9M13, Ultrapar’s operating income totaled R$ 1,510 million, up 25% over 9M12.

Financial result: Ultrapar reported R$ 89 million of net financial expenses in 3Q13, R$ 29 million higher than that in 3Q12, mainly due to the effects of the higher volatility in exchange rates over the quarter and the increases in the base interest rate. Compared with 2Q13, net financial expenses reduced by R$ 5 million. Net debt at the end of 3Q13 totaled R$ 3,617 million, corresponding to 1.3 times EBITDA for the last 12 months, compared with a ratio of 1.6 times in 3Q12 and 1.4 times in 2Q13. In 9M13, Ultrapar reported net financial expenses of R$ 244 million, R$ 31 million higher than that in 9M12.

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 152 million, compared with expenses of R$ 120 million in 3Q12 and R$ 135 million in 2Q13, an increase of 27% and 12%, respectively, mainly as a result of a higher pre-tax profit. In 9M13, Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 405 million, up 39% over 9M12.

Net income: Net income in 3Q13 amounted to R$ 328 million, 13% and 16% over 3Q12 and 2Q13, respectively, mainly due to the EBITDA growth between periods. In 9M13, Ultrapar reported net income of R$ 858 million, 20% higher than that in 9M12.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 765 million in 3Q13, up 17% over 3Q12, as a result of the EBITDA growth in all businesses. Compared with 2Q13, Ultrapar’s EBITDA increased by 8%, mainly due to the seasonality between periods. In the first nine months of 2013, Ultrapar’s EBITDA totaled R$ 2,084 million, a 21% increase over the same period of 2012.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 80 million in 3Q13, up 17% over 3Q12, mainly resulting from commercial initiatives implemented, increased sales volume, and increased non-recurring expenses on marketing and sales campaigns in 3Q12. Compared with 2Q13, Ultragaz’s EBITDA increased by 9%, mainly due to higher seasonal volume. In 9M13, Ultragaz’s EBITDA totaled R$ 217 million, up 14% over 9M12.

Ipiranga: Ipiranga’s EBITDA totaled R$ 494 million in 3Q13, a 17% growth over 3Q12, equivalent to a unit EBITDA margin of R$ 76/m³, mainly as a consequence of (i) increased sales volume, especially in the reseller segment, (ii) the strategy of constant innovation in services and convenience in the service station, and (iii) the effects of the evolution of costs of products, partially offset by increased expenses, mainly on freight and marketing programs. Compared with 2Q13, Ipiranga’s EBITDA was 3% higher, mainly derived from higher seasonal volume, partially offset by increased advertising and marketing expenses. In 9M13, Ipiranga’s EBITDA totaled R$ 1,406 million, up 24% over 9M12.

Oxiteno: Oxiteno’s EBITDA totaled R$ 146 million in 3Q13, or US$ 331/ton, up 28% over 3Q12, mainly due to the effect of the 13% weaker Real and the improved sales mix in 3Q13, especially as a result of the preparation for the scheduled stoppage at Camaçari in 4Q13, partially offset by increased expenses, including those related to the startup of the company's operations in the United States and Uruguay. Compared with 2Q13, Oxiteno's EBITDA increased by 36%, mainly due to the effect of the 11% weaker Real and the improved sales mix in 3Q13. In 9M13, Oxiteno’s EBITDA totaled R$ 334 million, up 20% over 9M12.

Ultracargo: Ultracargo’s EBITDA totaled R$ 42 million in 3Q13, 6% above 3Q12, mainly resulting from the increased average storage in its terminals, partially offset by the effect of inflation on costs and expenses, increased expenses with projects during the quarter, and extraordinarily lower compensation expenses in 3Q12. Compared with 2Q13, Ultracargo’s EBITDA decreased by 1%. In 9M13, Ultracargo’s EBITDA totaled R$ 120 million, up 12% over 9M12.

EBITDA

R$ million	3Q13	3Q12	2Q13	Variation 3Q13v3Q12	Variation 3Q13v2Q13	9M13	9M12	Variation 9M13v9M12
Ultrapar	764.5	650.8	706.0	17%	8%	2,084.5	1,728.4	21%
Ultragaz	80.3	68.6	73.6	17%	9%	217.4	191.5	14%
Ipiranga	494.3	423.2	479.6	17%	3%	1,406.0	1,135.1	24%
Oxiteno	146.0	113.8	107.1	28%	36%	333.7	279.0	20%
Ultracargo	41.7	39.4	42.3	6%	-1%	120.0	107.1	12%

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The calculation of the EBITDA from the net income is presented below:

R$ million	3Q13	3Q12	2Q13	9M13	9M12
Net income	327.8	290.9	283.7	858.0	717.0
(+) Income tax and social contribution	152.1	119.6	135.3	404.7	290.5
(+) Net financial expense (income)	88.9	60.2	94.2	243.7	212.7
(+) Depreciation and amortization	195.8	180.1	192.8	578.0	508.3
EBITDA	764.5	650.8	706.0	2,084.5	1,728.4

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these nine months of 2013 any service other than the external audit of the financial statements for the year ended December 31, 2012 and the review of interim financial information of Ultrapar and affiliated companies and subsidiaries.

Item 2

São Paulo, November 6th, 2013 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2013.

Results conference call

Brazilian conference call / APIMEC
November 8th, 2013
9:30 a.m. (US EST)
Hotel Caesar Park Faria Lima
(Faria Lima rooms 2 and 4)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
November 8th, 2013
12:00 p.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: +1 877 317 6776
Participants in other countries: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 54.66/share (09/30/13)
UGP = US$ 24.59/ADR (09/30/13)

3Q13 main highlights:

➢ ULTRAPAR SIGNS AN ASSOCIATION AGREEMENT WITH EXTRAFARMA TO ENTER THE BRAZILIAN RETAIL PHARMACY SECTOR

➢ ULTRAPAR’S NET REVENUES REACH R$ 16 BILLION IN 3Q13, A 13% GROWTH OVER 3Q12

➢ ULTRAPAR'S EBITDA REACHES R$ 765 MILLION IN 3Q13, UP 17% OVER 3Q12, WITH GROWTH IN ALL THE BUSINESSES

➢ NET EARNINGS REACH R$ 328 MILLION IN 3Q13, A 13% GROWTH OVER 3Q12

➢ ULTRAPAR IS AWARDED AS THE BEST COMPANY FOR SHAREHOLDERS IN 2013 BY CAPITAL ABERTO MAGAZINE AND RECEIVES OTHER IMPORTANT RECOGNITIONS

 “We are very pleased to announce today a period of great achievements, which were made possible by the investments in strengthening and developing our businesses and by a corporate governance structure designed to align interests and to endure the company and its growth. We have reached our 29th consecutive quarter of EBITDA growth, as a result of strong investments in our businesses, in which we have solid foundations to continue in this growth trajectory. In addition, in late September, we opened new opportunities for the company’s value creation by signing an agreement with Extrafarma to enter the growing retail pharmacy sector in Brazil, in which we intend to implement a more accelerated expansion plan and obtain cross-benefits with our two specialized distribution and retail businesses – Ipiranga and Ultragaz.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements of publicly-traded companies, resulting in the following changes: (i) results from joint ventures (“JV”) are no longer proportionally consolidated and will be recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits cease to affect the operating results and start to be recognized under shareholders’ equity.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2012 have been updated in accordance with ICVM 527, IFRS 11 and IAS 19. EBITDA according to ICVM 527, IFRS 11 and IAS 19 and net earnings according to IAS 19 differ from EBITDA and net earnings previously reported by the company, as shown below:

R$ million	1Q12	2Q12	3Q12	4Q12	2012
EBITDA prior to ICVM 527	501.6	579.0	646.9	674.0	2,401.6
(+) Income from sale of assets	(1.5)	(2.7)	4.8	3.1	3.7
(+) Equity in earnings (losses) of affiliates	(0.0)	0.2	0.0	(0.0)	0.2
EBITDA after ICVM 527	500.1	576.5	651.8	677.1	2,405.4
(-) EBITDA JV	(3.2)	(2.4)	(3.7)	(8.4)	(17.8)
(+) Equity in earnings (losses) of JV	3.1	2.7	2.5	2.0	10.3
(+) Actuarial gains and losses from post-employment benefits	0.4	0.6	0.2	12.4	13.5
EBITDA after ICVM 527, IFRS 11 and IAS 19	500.2	577.4	650.8	683.0	2,411.4

R$ million	1Q12	2Q12	3Q12	4Q12	2012
Net earnings as previously reported	191.4	234.0	290.8	301.7	1,017.9
(+) Actuarial gains and losses from post-employment benefits	0.2	0.4	0.1	8.2	8.9
Net earnings after IAS 19	191.7	234.4	290.9	309.8	1,026.8

The calculation of EBITDA starting from net earnings is presented below:

R$ million	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Net earnings	327.8	290.9	283.7	13%	16%	858.0	717.0	20%
(+) Income and social contribution taxes	152.1	119.6	135.3			404.7	290.5
(+) Net financial expense (income)	88.9	60.2	94.2			243.7	212.7
(+) Depreciation and amortization	195.8	180.1	192.8			578.0	508.3
EBITDA	764.5	650.8	706.0	17%	8%	2,084.5	1,728.4	21%

2

Summary of the 3rd quarter of 2013

Ultrapar – Consolidated data	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Net sales and services	15,910	14,111	15,204	13%	5%	44,714	39,540	13%
Gross profit	1,264	1,081	1,160	17%	9%	3,488	2,987	17%
Operating profit	571	468	513	22%	11%	1,510	1,212	25%
EBITDA	765	651	706	17%	8%	2,084	1,728	21%
Net earnings¹	328	291	284	13%	16%	858	717	20%
Earnings attributable to Ultrapar per share²	0.61	0.54	0.53	13%	15%	1.59	1.33	20%
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
² Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ultragaz – Operational data	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Total volume (000 tons)	447	436	431	2%	4%	1,274	1,266	1%
Bottled	298	294	285	1%	4%	847	849	(0%)
Bulk	149	142	146	5%	2%	427	417	2%

Ipiranga – Operational data	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Volume total (mil m³)	6,492	6,066	6,128	7%	6%	18,195	17,222	6%
Diesel	3,584	3,419	3,366	5%	6%	9,892	9,583	3%
Gasoline, ethanol and NGV	2,811	2,539	2,668	11%	5%	8,024	7,327	10%
Other3	98	109	94	(10%)	4%	278	312	(11%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Total volume (000 tons)	193	205	207	(6%)	(7%)	597	576	4%
Product mix
Specialty chemicals	178	173	177	3%	0%	517	478	8%
Glycols	15	32	29	(53%)	(49%)	80	98	(18%)
Geographical mix
Sales in Brazil	135	150	145	(10%)	(7%)	422	420	0%
Sales outside Brazil	57	54	61	6%	(6%)	175	156	12%

Ultracargo - Operational data	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Effective storage4 (000 m3)	736	651	730	13%	1%	696	607	15%
4 Monthly average.

3

Macroeconomic indicators	3Q13	3Q12	2Q13	Δ (%) 3Q13v3Q12	Δ (%) 3Q13v2Q13	9M13	9M12	Δ (%) 9M13v9M12
Average exchange rate (R$/US$)	2.29	2.03	2.07	13%	11%	2.12	1.92	10%
Brazilian interbank interest rate (CDI)	2.1%	1.9%	1.8%			5.6%	6.6%
Inflation in the period (IPCA)	0.6%	1.4%	1.2%			3.8%	3.8%

Highlights

➢
Ultrapar enters into an association agreement with Extrafarma – On September 30th, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The association with Extrafarma and its management team marks Ultrapar’s entry into Brazil’s retail pharmacy sector, opening new opportunities for the company’s value creation. Brazilian drugstores’ total revenues, according to IMS Health and ABIHPEC data, exceeded R$ 60 billion in 2012, with real growth rate of over 10% per year in the last years, and are expected to continue this path of significant growth, mainly due to (i) aging population; (ii) increasing consumer income; (iii) greater access to medicines, especially due to the growing participation of generic drugs; and (iv) growing demand for personal care and beauty products, in addition to the consolidation process in the sector in its initial stage. The association with Ultrapar will allow the acceleration of Extrafarma’s expansion plan through (i) increased investment capacity, (ii) access for drugstore openings in Ipiranga’s service stations and Ultragaz’s resellers, with over 10 thousand retail outlets; and (iii) strengthening of Extrafarma’s experienced retail pharmacy management team, by implementing Ultrapar’s recognized mechanisms of corporate governance, incentives, and alignment of interests. According to the terms of the agreement, Ultrapar and Extrafarma will enter into an incorporação de ações (merger of shares), pursuant to which Ultrapar will acquire 100% of the shares of Extrafarma in exchange for up to 2.9% of shares to be issued by Ultrapar to Extrafarma’s shareholders. As a result of the transaction, Extrafarma will become a wholly-owned subsidiary of Ultrapar. The total amount of the transaction is R$ 1,006 million, consisting of the issuance of up to 16,028,131 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$ 106 million as of December 31, 2012. This amount is subject to working capital and net debt adjustments as of the closing date of the transaction. The transaction was approved by the General Superintendence of the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) on October 25, 2013 and will be submitted to Ultrapar’s and Extrafarma’s extraordinary general shareholders’ meetings.

➢
Ultrapar receives important awards – Ultrapar was ranked number 1 in “The Best Companies for Shareholders 2013" award (“As Melhores Companhias para os Acionistas 2013”) of Capital Aberto magazine in the category of companies with over R$ 15 billion of market value, which considers aspects of liquidity and share performance, value creation during the year, corporate governance, and sustainability. In 2012, Ultrapar was ranked number 2 in the Best Companies for Shareholders award, attesting the consistency of its value creation and stock appreciation. Ultrapar was also elected, for the second year in a row, one of the World’s Most Innovative Companies by Forbes. Additionally, Ultrapar stood out in a survey conducted by Institutional Investor magazine for investor relations, including best CFO, IR Manager and IR team by buy-side analyst, and best CFO and IR Manager by sell-side analysts in the segment of Oil, Gas and Petrochemicals in Latin America.

Executive summary of the results

4

Executive summary of the results

The continuation of a more challenging macroeconomic scenario in the third quarter, including the maintenance of high levels of inflation, contributed to an increase in the base interest rate, which increased from 8.0% p.a. in late June to 9.0% in late September and, more recently, to 9.5% in October. Furthermore, the economic instability environment  in the international market persisted and also helped to maintain a weaker Real against the dollar during 3Q13, with an average exchange rate of R$ 2.29/US$ in 3Q13 compared to R$ 2.03/US$ in 3Q12. The number of light vehicles licensed in 3Q13 was approximately 930 thousand, which represents a decline from 3Q12, given the expectation that the IPI tax collection (tax on industrialized products) would be resumed in that period, what actually occurred in a gradual manner during 2013. The addition of licensed light vehicles in 9M13 totals 2.6 million, which, on annualized basis, would represent a growth in the fleet of approximately 7%.

In 3Q13, Ultragaz reported a 2% growth in sales volume compared to 3Q12, due to an increase of 5% in the bulk segment, mainly resulting from investments in capturing new customers. In 3Q13, Ultragaz’s EBITDA increased by 17% compared to 3Q12, thus showing the continuity of the company's earnings recovery plan, mainly as a consequence of commercial initiatives implemented over the last quarters and lower expenses.

At Ipiranga, sales volume increased by 7% in 3Q13 compared to 3Q12, driven mainly by growth in the light vehicle fleet and the investments made in the expansion of the distribution network and related logistics infrastructure. EBITDA reached R$ 494 million, an increase of 17% compared to 3Q12, mainly due to increased sales volume, notably in the reseller segment, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty.

At Oxiteno, sales volume reached 193 thousand tons, down 6% from 3Q12, mainly due to lower commodity sales for  specialty chemicals inventory buildup, given the 4Q13 scheduled stoppage in the Camaçari petrochemical complex. EBITDA totaled R$ 146 million in 3Q13, or US$ 331/ton, up 28% over 3Q12, mainly as a result of the 13% weaker Real and a favorable sales mix in 3Q13.

At Ultracargo, the average storage grew by 13% compared to 3Q12, mainly as a result of the increase in product handling in the Santos and Aratu terminals and the acquisition of Temmar. Ultracargo's EBITDA reached R$ 42 million in 3Q13, up 6% over 3Q12, mainly due to the increased average storage at the terminals, which was partially offset by extraordinary effects on expenses.

Ultrapar reported consolidated EBITDA of R$ 765 million in 3Q13, up 17% compared to 3Q12, as a result of the EBITDA growth in all businesses. Net earnings for 3Q13 reached R$ 328 million, an increase of 13% over 3Q12, as a result of the EBITDA growth.

5

Operational performance

Ultragaz – In 3Q13, Ultragaz’s sales volume reached 447 thousand tons, up 2% over 3Q12, driven by the 5% growth in the bulk segment as a consequence of investments made to capture new customers, especially in the residential and commercial segments. Compared with 2Q13, sales volume increased by 4%, mainly as a result of the seasonality between periods. In 9M13, Ultragaz’s sales volume totaled 1,274 thousand tons, up 1% over 9M12.

Ultragaz – Sales volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 6,492 thousand cubic meters in 3Q13, 7% above 3Q12 volume. In 3Q13, sales volume of fuels for light vehicles (Otto cycle) increased by 11%, due to the growth in the vehicle fleet and investments made in brand conversion and new service stations. The volume of diesel increased by 5% compared with 3Q12, as a result of investments made in the network expansion and the economic growth. Compared with 2Q13, sales volume increased by 6%, mainly due to the seasonality between periods. In 9M13, Ipiranga accumulated sales volume of 18,195 thousand cubic meters, up 6% over 9M12.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume in 3Q13 totaled 193 thousand tons, down 6% from 3Q12. In the Brazilian market, sales volume decreased by 10% (15 thousand tons), due to lower sales of glycols (a decrease of 17 thousand tons, or 55%), for the purpose of building up specialties inventories in preparation for the 4Q13 scheduled stoppage in the Camaçari petrochemical complex. In the international market, sales volume grew by 6% (3 thousand tons), due to the acquisition of the specialty chemicals plant in Uruguay, partially offset by lower exports of glycols. Compared with 2Q13, sales volume decreased by 7% (14 thousand tons), mainly derived from lower sales of glycols, as a result of the specialty inventory buildup mentioned above. Oxiteno’s sales volume in 9M13 totaled 597 thousand tons, up 4% over 9M12.

6

Oxiteno – Sales volume (000 tons)

Ultracargo – In 3Q13, Ultracargo’s average storage grew by 13% compared to 3Q12, mainly due to the increased product handling in the Santos and Aratu terminals and the acquisition of Temmar from August 2012 onwards. Compared with 2Q13, Ultracargo’s average storage increased by 1%. In 9M13, Ultracargo’s average storage increased by 15% compared with 9M12.

Ultracargo – Average storage (000 m³)

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services grew by 13% compared to 3Q12, reaching R$ 15,910 million in 3Q13, due to the revenues growth in all businesses. Compared with 2Q13, Ultrapar’s net sales and services increased by 5%, mainly due to the seasonality between periods. In 9M13, Ultrapar’s net sales and services increased by 13% compared to 9M12, totaling R$ 44,714 million.

Net sales and services (R$ million)

7

Ultragaz – Ultragaz’s net sales and services totaled R$ 1,050 million in 3Q13, 5% and 4% growth over 3Q12 and 2Q13, respectively, mainly due to increased sales volume and commercial initiatives, including an improved sales mix with greater share of the residential and commercial segments. In 9M13, Ultragaz’s net sales and services reached R$ 2,975 million, up 3% over 9M12.

Ipiranga – Ipiranga’s net sales and services totaled R$ 13,912 million in 3Q13, a 14% growth over 3Q12, mainly as a result of (i) increased sales volume, (ii) increases in diesel and gasoline costs by Petrobras, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment. Compared with 2Q13, Ipiranga’s net sales and services increased by 5%, mainly derived from higher seasonal volume. In 9M13, Ipiranga’s net sales and services amounted to R$ 39,071 million, up 14% over 9M12.

Oxiteno – Oxiteno’s net sales and services totaled R$ 867 million in 3Q13, up 9% over 3Q12, due to the 13% weaker Real and the 3% higher average dollar prices, which benefited from an improved sales mix, partially offset by lower sales volume. Compared with 2Q13, net sales and services increased by 6%, mainly due to the 11% weaker Real, partially offset by lower sales volume. Oxiteno’s net sales and services in 9M13 reached R$ 2,443 million, up 13% over 9M12.

Ultracargo – Ultracargo’s net sales and services totaled R$ 89 million in 3Q13, up 16% over 3Q12, mainly due to the increased average storage in its terminals and the acquisition of Temmar from August 2012 onwards. Compared with 2Q13, Ultracargo’s net sales and services increased by 4%, mainly as a result of the increased average storage in its terminals and the improved mix of products handled. In 9M13, Ultracargo’s net sales and services totaled R$ 250 million, up 16% over 9M12.

Cost of goods sold – In 3Q13, Ultrapar’s cost of goods sold increased by 12% compared to 3Q12, totaling R$ 14,645 million, due to the increased cost of goods sold in all businesses. Compared with 2Q13, Ultrapar’s costs of goods sold increased by 4%, mainly due to the seasonality between periods. In 9M13, Ultrapar’s cost of goods sold increased by 13% over 9M12, totaling R$ 41,226 million.

Ultragaz – Ultragaz’s cost of goods sold totaled R$ 892 million in 3Q13, a 4% growth over 3Q12, mainly as a result of (i) increased sales volume, (ii) the effects of inflation on costs, and (iii) increased requalification of LPG bottles. Compared with 2Q13, the cost of goods sold increased by 4%, mainly as a result of seasonally higher volume. In 9M13, Ultragaz’s cost of goods sold totaled R$ 2,534 million, up 2% compared to 9M12.

Ipiranga – Ipiranga’s cost of goods sold totaled R$ 13,108 million in 3Q13, an increase of 14% over 3Q12, due to the growth in sales volume and the cost increases by Petrobras (i) in diesel, in January and March 2013, and (ii) in gasoline, in January 2013. Compared with 2Q13, Ipiranga’s cost of goods sold increased by 5%, mainly due to seasonally higher volume. In 9M13, Ipiranga’s cost of goods sold totaled R$ 36,769 million, up 14% over 9M12.

Oxiteno – Oxiteno’s cost of goods sold in 3Q13 totaled R$ 619 million, 1% above 3 that of Q12, mainly due to the effect of the 13% weaker Real on variable costs, partially offset by lower sales volume and a 6% reduction in unit variable costs in dollars. Compared with 2Q13, Oxiteno’s cost of goods sold decreased by 2%, mainly due to lower sales volume and a reduction in unit variable costs in dollars, partially offset by the 11% weaker Real. In 9M13, Oxiteno’s cost of goods sold totaled R$ 1,849 million, up 9% over 9M12.

Ultracargo – Ultracargo’s cost of services provided in 3Q13 amounted to R$ 36 million, up 20% over 3Q12, mainly as a result of (i) increased average storage, (ii) the effects of inflation on costs, and (iii) increased depreciation, a consequence of the capacity expansions and the acquisition of Temmar from August 2012 onwards. Compared with 2Q13, Ultracargo’s cost of services provided increased by 10%. In 9M13, Ultracargo's cost of services provided totaled R$ 101 million, up 18% over 9M12.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses totaled R$ 726 million in 3Q13, an increase of 14% over 3Q12. Compared with 2Q13, Ultrapar’s sales, general and administrative expenses increased by 7%. In 9M13, Ultrapar’s sales, general and administrative expenses totaled R$ 2,061 million, up 13% over 9M12.

8

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 113 million in 3Q13, up 8% over 3Q12, mainly as a result of (i) the effects of inflation on expenses and (ii) an increase in variable compensation, in line with the earnings progression, partially offset by increased non-recurring expenses on marketing and sales campaigns in 3Q12. Compared with 2Q13, Ultragaz’s sales, general and administrative expenses increased by 2%. In 9M13, Ultragaz’s sales, general and administrative expenses totaled R$ 322 million, up 4% over 9M12.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 456 million in 3Q13, a 10% increase over 3Q12, mainly resulting from (i) increased sales volume and higher unit expenses with freight, mainly due to increases in diesel costs and inflation, (ii) the expansion of the distribution network, (iii) higher advertising and marketing expenses, and (iv) the effects of inflation on personnel expenses. Compared with 2Q13, Ipiranga’s sales, general and administrative expenses increased by 8%, mainly due to the seasonally higher volume and higher advertising and marketing expenses and variable compensation. In 9M13, Ipiranga's sales, general and administrative expenses totaled R$ 1,313 million, up 10% over 9M12.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 135 million in 3Q13, up 32% over 3Q12, mainly due to (i) the effects of inflation on expenses, (ii) increased logistics expenses, resulting from increases in diesel costs and the effect of the weaker Real, (iii) the acquisition of the specialty chemicals plant in Uruguay, (iv) the startup of the company’s operations in the United States, and (v) an increase in variable compensation, in line with earnings progression. Compared with 2Q13, Oxiteno’s sales, general and administrative expenses increased by 14%, mainly due to increased logistics expenses and an increase in variable compensation. In 9M13, Oxiteno’s sales, general and administrative expenses amounted to R$ 359 million, up 27% compared to 9M12.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 24 million in 3Q13, up 31% over 3Q12, mainly due to (i) increased expenses with projects, (ii) the effects of inflation on expenses, and (iii) extraordinarily lower compensation expenses in 3Q12. Compared with 2Q13, Ultracargo’s sales, general and administrative expenses decreased by 3%. Ultracargo’s sales, general and administrative expenses totaled R$ 70 million in 9M13, up 34% over 9M12.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 765 million in 3Q13, up 17% over 3Q12, as a result of the EBITDA growth in all businesses. Compared with 2Q13, Ultrapar’s EBITDA increased by 8%, mainly due to the seasonality between periods. In the first nine months of 2013, Ultrapar’s EBITDA totaled R$ 2,084 million, a 21% increase over the same period of 2012.

EBITDA (R$ million)

9

Ultragaz – Ultragaz’s EBITDA amounted to R$ 80 million in 3Q13, up 17% over 3Q12, mainly resulting from commercial initiatives implemented, increased sales volume, and increased non-recurring expenses on marketing and sales campaigns in 3Q12. Compared with 2Q13, Ultragaz’s EBITDA increased by 9%, mainly due to higher seasonal volume. In 9M13, Ultragaz’s EBITDA totaled R$ 217 million, up 14% over 9M12.

Ipiranga – Ipiranga’s EBITDA totaled R$ 494 million in 3Q13, a 17% growth over 3Q12, equivalent to a unit EBITDA margin of R$ 76/m³, mainly as a consequence of (i) increased sales volume, especially in the reseller segment, (ii) the strategy of constant innovation in services and convenience in the service station, and (iii) the effects of the evolution of costs of products, partially offset by increased expenses, mainly on freight and marketing programs. Compared with 2Q13, Ipiranga’s EBITDA was 3% higher, mainly derived from higher seasonal volume, partially offset by increased advertising and marketing expenses. In 9M13, Ipiranga’s EBITDA totaled R$ 1,406 million, up 24% over 9M12.

Oxiteno – Oxiteno’s EBITDA totaled R$ 146 million in 3Q13, or US$ 331/ton, up 28% over 3Q12, mainly due to the effect of the 13% weaker Real and the improved sales mix in 3Q13, especially as a result of the preparation for the scheduled stoppage at Camaçari in 4Q13, partially offset by increased expenses, including those related to the startup of the company's operations in the United States and Uruguay. Compared with 2Q13, Oxiteno's EBITDA increased by 36%, mainly due to the effect of the 11% weaker Real and the improved sales mix in 3Q13. In 9M13, Oxiteno’s EBITDA totaled R$ 334 million, up 20% over 9M12.

Ultracargo – Ultracargo’s EBITDA totaled R$ 42 million in 3Q13, 6% above 3Q12, mainly resulting from the increased average storage in its terminals, partially offset by the effect of inflation on costs and expenses, increased expenses with projects during the quarter, and extraordinarily lower compensation expenses in 3Q12. Compared with 2Q13, Ultracargo’s EBITDA decreased by 1%. In 9M13, Ultracargo’s EBITDA totaled R$ 120 million, up 12% over 9M12.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 3Q13 amounted to R$ 196 million, a 9% increase over 3Q12, as a result of increased investments made, especially in Ipiranga. Compared with 2Q13, total depreciation and amortization costs and expenses increased by 2%. In 9M13, Ultrapar’s total depreciation costs and expenses amounted to R$ 578 million, up 14% over 9M12.

Financial result – Ultrapar reported R$ 89 million of net financial expenses in 3Q13, R$ 29 million higher than that in 3Q12, mainly due to the effects of the higher volatility in exchange rates over the quarter and the increases in the base interest rate. Compared with 2Q13, net financial expenses reduced by R$ 5 million. Net debt at the end of 3Q13 totaled R$ 3,617 million, corresponding to 1.3 times EBITDA for the last 12 months, compared with a ratio of 1.6 times in 3Q12 and 1.4 times in 2Q13. In 9M13, Ultrapar reported net financial expenses of R$ 244 million, R$ 31 million higher than that in 9M12.

Net earnings – Net earnings in 3Q13 amounted to R$ 328 million, 13% and 16% over 3Q12 and 2Q13, respectively, mainly due to the EBITDA growth between periods. In 9M13, Ultrapar reported net earnings of R$ 858 million, 20% higher than that in 9M12.

Investments – Total investments, net of disposals and repayments, totaled R$ 312 million in 3Q13, distributed as follows:

•	At Ultragaz, R$ 47 million were invested, mainly directed to new customers in the bulk segment and renewal of LPG bottles.

•
At Ipiranga, R$ 209 million were invested, mainly directed towards the expansion and maintenance of the service station network and logistics infrastructure. Ipiranga invested R$ 213 million in fixed and intangible assets, reduced by R$ 4 million related to repayments of financing from clients, net of loans granted.

•	At Oxiteno, R$ 40 million were invested, directed mainly to the expansions underway in the United States and Mexico and to the maintenance of its production units.

•	Ultracargo invested R$ 8 million, mainly directed towards maintenance of terminals.

10

R$ million	3Q13	9M13	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ultragaz	47	122
Ipiranga	213	440
Oxiteno	40	93
Ultracargo	8	25
Total - additions to fixed and intangible assets1	312	688
Financing to clients 2 – Ipiranga	(4)	(30)
Acquisition (disposal) of equity interest ³	4	22
Total investments, net of disposals and repayments	312	681

¹ Includes the consolidation of corporate IT services
² Financing to clients is included as working capital in the Cash Flow Statement
³ Includes mainly capital invested in ConectCar and closing adjustments of the acquisition of American Chemical

11

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 3Q13 was R$ 71 million, 17% higher than the daily average of R$ 60 million in 3Q12, considering the combined trading volumes on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 3Q13 quoted at R$ 54.66/share on the BM&FBOVESPA, with an accumulated appreciation of 3% in the quarter and 20% over the last 12 months. During the same periods, the Ibovespa index appreciated by 10% and depreciated by 12%, respectively. At the NYSE, Ultrapar’s shares appreciated by 3% in 3Q13 and 10% over the last 12 months, while the Dow Jones index appreciated by 1% in 3Q13 and 13% over the last 12 months. Ultrapar closed 3Q13 with a market value of R$ 30 billion, up 20% over 3Q12.

Performance of UGPA3 vs. Ibovespa – 3Q13 (Base 100)	Performance of UGPA3 vs. Ibovespa – 2013 (Base 100)

Average daily trading volume (R$ million)	Market value (R$ billion)

12

Outlook

Even with the maintenance of a challenging economic environment, we expect to continue the growth trajectory of our results, based on the characteristics of our businesses and the consistent planning and execution of our strategy, reaping benefits from investments made and from the growth of our markets. Ipiranga will continue to capture the benefits from the growth of the vehicle fleet in Brazil and the expansion in the North, Northeast and Midwest regions of the country, through investments in the expansion of its distribution network and related logistics infrastructure. Additionally, Ipiranga will intensify its differentiation initiatives, based on increasing the offer of products, services and convenience to its customers. Oxiteno will keep capturing benefits from the completion and maturing process of investments made in capacity expansion in Brazil, now in a more favorable exchange rate environment, in addition to focusing on its international expansion plan, with investments underway in the United States and in Mexico, and the implementation of the business plan of the acquisition in Uruguay. Ultracargo will continue to focus on capturing the benefits from the capacity expansions of its terminals and from the acquisition of the terminal in the port of Itaqui, which strengthened its operating scale, and will remain attentive for opportunities derived from the growing demand for liquid bulk storage in Brazil. At Ultragaz, the benefits from the recent investments in capturing new customers and the constant focus on managing costs and expenses will contribute to the earnings progression. In addition, in the next months, we expect to complete the transaction with Extrafarma, integrating it from 1Q14 onwards, and to start our expansion plan in the retail pharmacy sector.

13

Forthcoming events

Conference call / Webcast: November 8th, 2013

Ultrapar will be holding a conference call for analysts on November 8th, 2013 to comment on the company's performance in the third quarter of 2013 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:30 a.m. (US EST)
Hotel Caesar Park Faria Lima (public meeting with investors)
(Faria Lima rooms 2 and 4)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 12:00 p.m. (US EST)
Participants in the US: +1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

14

Operational and market information

Financial focus	3Q13	3Q12	2Q13	9M13	9M12
EBITDA margin Ultrapar	4.8%	4.6%	4.6%	4.7%	4.4%
Net margin Ultrapar	2.1%	2.1%	1.9%	1.9%	1.8%
Focus on human resources	3Q13	3Q12	2Q13	9M13	9M12
Number of employees – Ultrapar	9,218	9,135	9,287	9,218	9,135
Number of employees – Ultragaz	3,728	3,977	3,816	3,728	3,977
Number of employees – Ipiranga	2,647	2,553	2,640	2,647	2,553
Number of employees – Oxiteno	1,833	1,608	1,814	1,833	1,608
Number of employees – Ultracargo	591	590	602	591	590
Focus on capital markets	3Q13	3Q12	2Q13	9M13	9M12
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market capitalization1 – R$ million	29,434	24,976	28,727	28,313	22,791
BM&FBOVESPA	3Q13	3Q12	2Q13	9M13	9M12
Average daily volume (shares)	977,534	810,900	961,243	986,363	778,092
Average daily volume (R$ 000)	52,864	37,252	50,767	51,334	32,576
Average share price (R$/share)	54.1	45.9	52.8	52.0	41.9
NYSE	3Q13	3Q12	2Q13	9M13	9M12
Quantity of ADRs2 (000 ADRs)	34,015	42,869	34,015	34,015	42,869
Average daily volume (ADRs)	329,195	504,718	400,382	368,089	504,282
Average daily volume (US$ 000)	7,789	11,390	10,189	9,070	10,958
Average share price (US$/ADR)	23.7	22.6	25.4	24.6	21.7
Total	3Q13	3Q12	2Q13	9M13	9M12
Average daily volume (shares)	1,306,729	1,315,618	1,361,624	1,354,452	1,282,374
Average daily volume (R$ 000)	70,653	60,360	71,852	70,445	53,688

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 23, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 preferred share.

15

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2013	2012	2013

ASSETS

Cash, cash equivalents and financial investments	3,160.0	2,000.1	3,084.7
Trade accounts receivable	2,270.3	2,383.7	2,483.5
Inventories	1,542.0	1,274.0	1,396.6
Taxes	438.3	396.8	401.1
Other	100.3	62.5	129.8
Total Current Assets	7,510.8	6,117.0	7,495.7

Investments	54.0	134.0	52.6
Property, plant and equipment and intangibles	6,780.9	6,274.0	6,663.8
Financial investments	104.4	136.5	104.5
Trade accounts receivable	123.4	116.1	130.5
Deferred income tax	420.3	497.0	430.6
Escrow deposits	583.9	517.1	557.9
Other	143.2	189.6	150.7
Total Non-Current Assets	8,210.2	7,864.3	8,090.7

TOTAL ASSETS	15,721.0	13,981.3	15,586.3

LIABILITIES

Loans, financing and debentures	1,797.2	1,929.6	1,744.6
Suppliers	882.1	1,004.2	986.3
Payroll and related charges	267.9	226.4	207.9
Taxes	245.8	169.2	175.5
Other	132.1	121.4	108.1
Total Current Liabilities	3,325.1	3,450.7	3,222.2

Loans, financing and debentures	5,083.9	3,713.0	5,034.5
Provision for contingencies	586.6	550.0	562.7
Post-retirement benefits	129.0	108.3	125.5
Other	237.2	264.3	260.6
Total Non-Current Liabilities	6,036.7	4,635.5	5,983.3

TOTAL LIABILITIES	9,361.8	8,086.3	9,205.5

STOCKHOLDERS' EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	2,248.0	1,854.7	2,248.4
Treasury shares	(114.9)	(119.9)	(114.9)
Others	502.7	435.2	526.1
Non-controlling interest	26.7	28.3	24.4
Total shareholders’ equity	6,359.2	5,895.1	6,380.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	15,721.0	13,981.3	15,586.3

Cash and financial investments	3,264.4	2,136.6	3,189.2
Debt	(6,881.1)	(5,642.6)	(6,779.1)
Net cash (debt)	(3,616.8)	(3,505.9)	(3,589.9)

16

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2013	2012	2013	2013	2012

Net sales and services	15,909.7	14,110.8	15,204.1	44,713.7	39,539.7

Cost of sales and services	(14,645.5)	(13,029.7)	(14,043.7)	(41,225.6)	(36,552.4)

Gross profit	1,264.2	1,081.1	1,160.4	3,488.1	2,987.3

Operating expenses
Selling	(461.3)	(405.8)	(434.0)	(1,310.0)	(1,176.1)
General and administrative	(265.0)	(231.1)	(241.9)	(750.6)	(642.4)

Other operating income (expenses), net	29.0	19.1	19.5	64.3	42.2
Income from sale of assets	3.7	4.8	9.2	18.4	0.5

Operating income	570.5	468.1	513.3	1,510.3	1,211.6

Financial results
Financial income	66.2	45.6	47.5	166.6	160.6
Financial expenses	(155.1)	(105.8)	(141.7)	(410.4)	(373.3)
Equity in earnings (losses) of affiliates	(1.8)	2.6	(0.1)	(3.8)	8.5

Income before income and social contribution taxes	479.9	410.4	419.0	1,262.7	1,007.4

Provision for income and social contribution taxes
Current	(159.3)	(114.5)	(125.1)	(404.0)	(258.3)
Deferred	(11.4)	(17.9)	(22.2)	(41.4)	(61.7)
Benefit of tax holidays	18.6	12.8	12.0	40.7	29.6

Net Income	327.8	290.9	283.7	858.0	717.0

Net income attributable to:
Shareholders of Ultrapar	325.4	288.8	282.1	852.3	712.0
Non-controlling shareholders of the subsidiaries	2.4	2.1	1.6	5.7	5.0

EBITDA	764.5	650.8	706.0	2,084.5	1,728.4

Depreciation and amortization	195.8	180.1	192.8	578.0	508.3
Total investments, net of disposals and repayments	312.2	341.2	243.9	680.6	897.0

RATIOS

Earnings per share - R$	0.61	0.54	0.53	1.59	1.33
Net debt / Stockholders' equity	0.57	0.59	0.56	0.57	0.59
Net debt / LTM EBITDA	1.31	1.56	1.35	1.31	1.56
Net interest expense / EBITDA	0.12	0.09	0.13	0.12	0.12
Gross margin	7.9%	7.7%	7.6%	7.8%	7.6%
Operating margin	3.6%	3.3%	3.4%	3.4%	3.1%
EBITDA margin	4.8%	4.6%	4.6%	4.7%	4.4%

17

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais

	JAN - SEP
	2013	2012

Cash Flows from operating activities	1,298.5	1,329.6
Net income	858.0	717.0
Depreciation and amortization	578.0	508.3
Working capital	(362.6)	(263.8)
Financial expenses (A)	391.3	411.7
Deferred income and social contribution taxes	41.4	61.7
Income from sale of assets	(18.4)	(0.5)
Cash paid for income and social contribution taxes	(193.3)	(100.0)
Other (B)	4.2	(4.8)

Cash Flows from investing activities	(710.7)	(901.9)
Additions to fixed and intangible assets, net of disposals	(688.4)	(842.8)
Acquisition and sale of equity investments	(22.2)	(59.1)

Cash Flows from (used in) financing activities	(455.3)	(955.6)
Debt raising	1,302.8	1,723.8
Amortization of debt	(565.3)	(1,842.9)
Interest paid	(478.2)	(233.7)
Payment of financial lease	(3.3)	(3.4)
Payment of loan with Noble Brasil	-	(50.0)
Related parties	(0.0)	(0.8)
Dividends paid (C)	(711.2)	(548.5)

Net increase (decrease) in cash and cash equivalents	132.5	(527.9)

Cash from subsidiaries acquired	-	5.2

Cash and cash equivalents at the beginning of the period (D)	3,131.8	2,659.3

Cash and cash equivalents at the end of the period (D)	3,264.4	2,136.6

(A)  Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B) Comprised mainly of noncurrent assets and liabilities variations net.
(C) Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D) Includes cash, cash equivalents and short and long term financial investments.

18

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	183.0	202.5	201.5
Trade accounts receivable - noncurrent portion	23.6	24.4	25.2
Inventories	48.6	51.0	51.9
Taxes	34.3	27.0	32.5
Escrow deposits	147.6	126.6	137.5
Other	34.1	28.3	43.3
Property, plant and equipment, intangibles and investments	746.3	733.8	731.8

TOTAL OPERATING ASSETS	1,217.6	1,193.6	1,223.7

OPERATING LIABILITIES
Suppliers	45.4	44.7	53.0
Payroll and related charges	82.8	74.9	71.3
Taxes	5.9	4.6	5.7
Provision for contingencies	81.9	70.9	78.9
Other accounts payable	22.9	16.6	20.1

TOTAL OPERATING LIABILITIES	238.9	211.7	229.0

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2013	2012	2013	2013	2012

Net sales	1,050.3	997.1	1,005.1	2,975.5	2,890.2

Cost of sales and services	(891.6)	(853.5)	(854.3)	(2,534.4)	(2,482.5)

Gross profit	158.7	143.6	150.8	441.1	407.8

Operating expenses
Selling	(79.2)	(75.2)	(78.2)	(224.4)	(220.3)
General and administrative	(33.5)	(29.5)	(32.3)	(97.2)	(87.8)

Other operating income (expenses), net	(0.2)	(0.3)	(0.2)	(0.7)	(0.0)
Income from sale of assets	0.8	(3.2)	0.0	(1.3)	(6.8)

Operating income	46.6	35.4	40.1	117.4	92.9

Equity in earnings (losses) of affiliates	0.0	(0.0)	(0.0)	0.0	0.0

EBITDA	80.3	68.6	73.6	217.4	191.5

Depreciation and amortization	33.6	33.2	33.5	100.0	98.6

RATIOS

Gross margin (R$/ton)	355	329	350	346	322
Operating margin (R$/ton)	104	81	93	92	73
EBITDA margin (R$/ton)	180	157	171	171	151

19

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	1,639.6	1,703.0	1,792.9
Trade accounts receivable - noncurrent portion	99.2	91.4	104.6
Inventories	1,015.1	800.0	916.4
Taxes	151.9	142.8	131.1
Other	226.3	174.3	232.0
Property, plant and equipment, intangibles and investments	3,144.1	2,833.2	3,044.7

TOTAL OPERATING ASSETS	6,276.2	5,744.6	6,221.6

OPERATING LIABILITIES
Suppliers	674.3	831.9	761.3
Payroll and related charges	87.1	77.0	66.8
Post-retirement benefits	114.7	100.0	111.9
Taxes	87.0	68.0	71.4
Provision for contingencies	180.2	171.9	176.1
Other accounts payable	122.8	157.6	137.0

TOTAL OPERATING LIABILITIES	1,266.1	1,406.4	1,324.5

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2013	2012	2013	2013	2012

Net sales	13,911.9	12,248.9	13,300.7	39,071.4	34,288.1

Cost of sales and services	(13,107.7)	(11,539.4)	(12,535.4)	(36,768.6)	(32,304.7)

Gross profit	804.2	709.5	765.2	2,302.7	1,983.5

Operating expenses
Selling	(314.3)	(276.1)	(289.1)	(894.1)	(808.0)
General and administrative	(141.8)	(137.1)	(134.1)	(419.4)	(380.8)

Other operating income (expenses), net	29.1	19.3	17.6	61.7	50.1
Income from sale of assets	2.7	4.6	9.1	19.7	1.8

Operating income	379.9	320.3	368.7	1,070.6	846.7

Equity in earnings (losses) of affiliates	0.1	0.6	0.2	0.6	3.9

EBITDA	494.3	423.2	479.6	1,406.0	1,135.1

Depreciation and amortization	114.3	102.3	110.6	334.7	284.5

RATIOS

Gross margin (R$/m3)	124	117	125	127	115
Operating margin (R$/m3)	59	53	60	59	49
EBITDA margin (R$/m3)	76	70	78	77	66
EBITDA margin (%)	3.6%	3.5%	3.6%	3.6%	3.3%

20

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	427.7	460.7	461.4
Inventories	476.3	420.7	426.2
Taxes	128.0	143.3	124.7
Other	97.5	92.4	100.4
Property, plant and equipment, intangibles and investments	1,659.0	1,556.0	1,654.5

TOTAL OPERATING ASSETS	2,788.5	2,673.2	2,767.2

OPERATING LIABILITIES
Suppliers	151.0	120.0	159.6
Payroll and related charges	82.1	61.3	57.4
Taxes	33.6	26.0	30.4
Provision for contingencies	86.9	89.8	77.3
Other accounts payable	23.3	19.6	23.3

TOTAL OPERATING LIABILITIES	376.9	316.7	348.0

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2013	2012	2013	2013	2012

Net sales	867.0	795.9	821.5	2,443.0	2,167.0

Cost of goods sold
Variable	(519.5)	(522.8)	(532.5)	(1,562.3)	(1,440.4)
Fixed	(69.5)	(62.4)	(66.5)	(196.5)	(176.3)
Depreciation and amortization	(29.6)	(29.2)	(30.9)	(89.8)	(84.5)

Gross profit	248.3	181.6	191.6	594.3	465.8

Operating expenses
Selling	(63.5)	(51.2)	(60.7)	(177.1)	(140.6)
General and administrative	(71.1)	(50.8)	(57.5)	(181.8)	(142.1)

Other operating income (expenses), net	(0.7)	(0.9)	(0.3)	(0.9)	(1.3)
Income from sale of assets	0.1	3.4	0.1	0.1	5.6

Operating income	113.2	82.1	73.2	234.5	187.4

Equity in earnings (losses) of affiliates	0.0	(0.1)	(0.1)	(0.0)	(0.0)

EBITDA	146.0	113.8	107.1	333.7	279.0

Depreciation and amortization	32.8	31.8	34.0	99.1	91.7

RATIOS

Gross margin (R$/ton)	1,290	888	927	995	808
Operating margin (R$/ton)	588	401	354	393	325
EBITDA margin (R$/ton)	758	556	518	559	484

21

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	22.4	19.8	27.9
Inventories	2.0	2.2	2.1
Taxes	11.2	10.9	11.1
Other	14.9	13.0	20.5
Property, plant and equipment, intangibles and investments	950.3	965.5	954.9

TOTAL OPERATING ASSETS	1,000.8	1,011.4	1,016.6

OPERATING LIABILITIES
Suppliers	13.4	10.0	9.5
Payroll and related charges	15.8	13.1	12.2
Taxes	3.8	4.7	4.8
Provision for contingencies	10.7	10.7	10.9
Other accounts payable¹	46.5	52.2	47.4

TOTAL OPERATING LIABILITIES	90.2	90.7	84.8

¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2013	2012	2013	2013	2012

Net sales	89.1	76.7	85.7	250.5	216.0

Cost of sales and services	(36.1)	(30.1)	(33.0)	(100.6)	(85.3)

Gross profit	53.0	46.6	52.7	149.9	130.6

Operating expenses
Selling	(4.4)	(3.4)	(6.0)	(14.3)	(7.2)
General and administrative	(20.0)	(15.2)	(19.1)	(55.9)	(45.1)

Other operating income (expenses), net	0.8	0.9	2.3	4.2	2.6
Income from sale of assets	0.0	(0.0)	0.0	(0.1)	0.0

Operating income	29.5	28.9	30.0	83.8	80.9

Equity in earnings (losses) of affiliates	0.3	0.3	0.5	1.0	0.9

EBITDA	41.7	39.4	42.3	120.0	107.1

Depreciation and amortization	12.0	10.1	11.8	35.2	25.3

RATIOS

Gross margin	59%	61%	62%	60%	60%
Operating margin	33%	38%	35%	33%	37%
EBITDA margin	47%	51%	49%	48%	50%

22

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2013	2012	2013	2013	2012

Net sales
Ultrapar	6,952.6	6,955.4	7,345.0	21,111.3	20,594.0
Ultragaz	459.0	491.5	485.6	1,404.9	1,505.4
Ipiranga	6,079.6	6,037.6	6,425.4	18,447.2	17,858.8
Oxiteno	378.9	392.3	396.8	1,153.4	1,128.7
Ultracargo	38.9	37.8	41.4	118.3	112.5

EBITDA
Ultrapar	334.1	320.8	341.1	984.2	900.2
Ultragaz	35.1	33.8	35.6	102.6	99.7
Ipiranga	216.0	208.6	231.7	663.8	591.2
Oxiteno	63.8	56.1	51.7	157.5	145.3
Ultracargo	18.2	19.4	20.4	56.6	55.8

Operating income
Ultrapar	249.3	230.7	248.0	713.1	631.0
Ultragaz	20.4	17.5	19.4	55.4	48.4
Ipiranga	166.0	157.9	178.1	505.5	441.0
Oxiteno	49.5	40.5	35.4	110.7	97.6
Ultracargo	12.9	14.3	14.5	39.6	42.2

EBITDA margin
Ultrapar	5%	5%	5%	5%	4%
Ultragaz	8%	7%	7%	7%	7%
Ipiranga	4%	3%	4%	4%	3%
Oxiteno	17%	14%	13%	14%	13%
Ultracargo	47%	51%	49%	48%	50%

EBITDA margin / volume
Ultragaz (US$/ton)	79	77	82	81	79
Ipiranga (US$/m3)	33	34	38	36	34
Oxiteno (US$/ton)	331	274	250	264	252

Net income
Ultrapar	143.2	143.4	137.0	405.1	373.4

Net income / share (US$)	0.27	0.27	0.25	0.75	0.69

23

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in September/20131
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/	Weighted average interest
							Currency	rate (% p.y.) 2	Maturity
Foreign Currency

Notes	566.3	-	-	-	-	566.3	US$	7.3	2015
Foreign loan 4	-	-	-	174.7	-	174.7	US$ + LIBOR	0.8	2015
Foreign loan	-	134.0	-	-	-	134.0	US$ + LIBOR	1.0	2014
Advances on foreign exchange contracts	-	127.8	-	-	-	127.8	US$	1.5	< 326 days
Financial institutions	-	94.9	-	-	-	94.9	US$	2.3	2013 to 2017
BNDES	15.6	25.3	-	7.7	-	48.6	US$	5.6	2013 to 2020
Financial institutions	-	44.5	-	-	-	44.5	US$ + LIBOR	2.0	2017
Financial institutions	-	29.8	-	-	-	29.8	MX$ + TIIE	1.2	2014 to 2016
Foreign currency advances delivered	-	24.5	-	-	-	24.5	US$	1.1	< 119 days
Financial institutions	-	3.5	-	-	-	3.5	Bs	11.3	2015

Subtotal	581.8	484.4	-	182.4	-	1,248.7

Local Currency

Banco do Brasil floating rate	-	-	-	2,344.9	-	2,344.9	CDI	103.3	2014 to 2019
Banco do Brasil fixed rate 3	-	-	-	885.8	-	885.8	R$	12.1	2014 to 2015
Debentures - 4th issuance	-	-	-	-	830.7	830.7	CDI	108.3	2015
BNDES	209.0	156.8	116.2	188.0	-	670.0	TJLP	2.5	2014 to 2020
Debentures - 1st issuance IPP	-	-	-	619.2	-	619.2	CDI	107.9	2017
Banco do Nordeste do Brasil	-	62.9	45.9	-	-	108.8	R$	8.5	2018 to 2021
BNDES	8.4	9.2	1.8	31.8	-	51.2	R$	5.3	2015 to 2020
Financial leasing	44.7	-	-	-	-	44.7	IGPM	5.6	2031
Research and projects financing (FINEP)	-	28.2	-	10.7	-	38.8	R$	4.0	2019 to 2021
Export Credit Note 5	-	25.1	-	-	-	25.1	R$	8.0	2016
Research and projects financing (FINEP)	2.0	6.6	-	-	-	8.5	TJLP	0.0	2014
Financial leasing fixed rate	-	-	-	-	0.1	0.1	R$	14.0	2014

Subtotal	264.0	288.7	163.9	4,080.4	830.8	5,627.8

Unrealized losses on swaps transactions	-	3.1	-	1.6	-	4.7

Total	845.8	776.3	163.9	4,264.3	830.8	6,881.1

Composition per annum

Up to 1 year	61.6	453.9	41.2	1,207.9	32.6	1,797.2
From 1 to 2 years	58.6	77.2	36.4	1,056.6	798.2	2,027.0
From 2 to 3 years	610.1	86.1	31.6	495.1	-	1,222.8
From 3 to 4 years	36.4	102.9	25.3	38.6	-	203.2
From 4 to 5 years	21.1	38.8	12.4	620.1	-	692.4
Thereafter	58.1	17.3	17.1	846.0	-	938.5

Total	845.8	776.3	163.9	4,264.3	830.8	6,881.1

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / Bs = Bolivar Forte from Venezuela / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On September 30, 2013, TJLP was fixed at 5% p.a. / IGPM = General Index of Market Prices

	Balance in September/20131
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	418.9	630.4	237.0	1,524.0	454.1	3,264.4

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2 Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).
3 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.25% of CDI on average.
4 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 104.10% of CDI on average.
5 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.78% of CDI on average.

24

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2013)

Date, Time and Location:
November 6th, 2013, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors; and (ii) member of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2.
The Board members approved the hiring of Deloitte Touche Tohmatsu Brazil for providing audit services of the financial statements for the fiscal year 2013, according to the proposal presented by the Executive Officers and the Fiscal Council.

3.	The Board members approved the proposed amendment to the Company’s Financial Risk Management Policy, in order to

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 6th, 2013)

include parameters to the financial management of its subsidiary in Venezuela.

4.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

5.
The members of the Board of Directors analyzed and approved, in line with Ultrapar’s Investment Approval Policy, the proposal for investments in a new logistic facility by Ipiranga, the Company’s fuel distribution business, according to the proposal presented by the Board of Executive Officers.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present, as well as by the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Ivan de Souza Monteiro

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 6th, 2013)

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Member of the Fiscal Council:

Flavio César Maia Luz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2013
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Interim Financial Information, Earnings Release 3Q13, Board of Directors Minutes)